                                  UNITED STATES

                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549


                                   FORM 10-SB

                   GENERAL FORM FOR REGISTRATION OF SECURITIES
    PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934


                         ROMPUS INTERACTIVE CORPORATION
             ------------------------------------------------------
                 (Name of Small Business Issuer in its charter)

         Florida                                        65-075004
---------------------------------           ---------------------------------
(State or Other Jurisdiction                (IRS Employer Identification No.)
of Incorporation or Organization)


    225 Richmond Street West, Suite 302A, Toronto, Ontario, Canada M5V 1W2
    ----------------------------------------------------------------------
    (Address of principal executive offices)    (Zip Code)

                                 (416) 593-4848
                ------------------------------------------------
                (Issuer's Telephone Number, Including Area Code)


Securities to be registered under Section 12(b) of the Act:


         Title of each class                Name of each exchange on which
         to be so registered                each class is to be registered
         -------------------                ------------------------------
                None                                     None
            -----------                             --------------
            -----------                             --------------


Securities to be registered pursuant to section 12(g) of the Act:


   Common Stock, $.0001 par value
   ------------------------------
          (Title of Class)

                                     PART I

ITEM 1.           DESCRIPTION OF BUSINESS

         A.       BUSINESS DEVELOPMENT

                  1.       FORM AND YEAR OF ORGANIZATION

         Rompus Interactive Corporation (the "Company" or "Rompus") was first incorporated as Mercur Enterprises, Inc. in August, 1991 in the state of Florida. Reinstated in August, 1995, the Company changed its name to AutoMetreks on January 3, 1997 and traded on the OTC/BB under the symbol ATMT until April 5, 1999. The Company changed its name to OnLine Hearing Dot Com, Co. on April 6, 1999. The Company's wholly owned subsidiary, Rompus CD-Rom Productions, Ltd., is incorporated under the laws of the province of British Columbia ("Rompus-BC"). Effective July 30, 1999, the Company entered into a share exchange with Rompus-BC wherein the Company acquired all of the common stock of Rompus-BC in exchange for common and preferred stock of the Company. On July 30, 1999, the Company changed its name to Rompus Interactive Corporation. The Company intends to trade on the OTC/BB as ROMP.

                  2. ANY BANKRUPTCY, RECEIVERSHIP OR SIMILAR PROCEEDING.

         Not Applicable.

                  3. ANY MATERIAL RECLASSIFICATION, MERGER, CONSOLIDATION, OR PURCHASE OR SALE OF A SIGNIFICANT AMOUNT OF ASSETS NOT IN THE ORDINARY COURSE OF BUSINESS.

         The Company entered into a share exchange agreement effective July 30, 1999 with Rompus-BC resulting in the Company being the parent and Rompus-BC being the subsidiary operating company.

         B.       BUSINESS OF ISSUER.

         The Company's business focuses on providing innovative multimedia solutions to companies in E-commerce and Internet marketing. The Company has developed an innovative product known as the i.d.rom-TM-. An i.d.rom-TM- is a CD-Rom shaped like a business card, on which large amounts of audio and video information can be stored. When placed in a standard computer, it replays its multimedia content then connects to the issuer's web site. This product allows a company, regardless of its size or its industry to market its image and products anywhere using leading edge multimedia technology. The concept is simple yet unique. Rompus is able to provide businesses worldwide with the technical, design and manufacturing means to better meet the demand of their markets. It does this by producing interactive multimedia presentations to fulfill its clients' communications needs, and delivering them in the i.d.rom-TM- package.

                  1.       PRINCIPAL PRODUCTS AND SERVICES AND THEIR MARKET.

a.       THE MARKET

         The technology market has been molded by the explosive growth of the Internet and the overwhelming interest of the business community in E-commerce, expected to generated $95 billion in revenue by the end of 1999 according to the figures from Activmedia and sales of $3.2 trillion by 2003 according to Forrester Research. Online retail is an industry that the Boston Consulting Group cites as growing at a rate of 200% per annum. In addition, Giga Information Group found that companies are already saving billions of dollars by turning to the Internet to deal with suppliers, customers and internal communication.

         Many organizations have created expensive web sites, invested in elaborate E-commerce sites and purchased advertising, and still, have failed to drive target customers to their site, build brand identity or generate revenue. This disparity has created a need for innovative new economy marketing initiatives. In fact, the Web is now the third most popular advertising and promotion medium for the local business market, after the Yellow Pages and newspapers, according to the Kelsey Group and ConStat Inc. Successful businesses are embracing innovative technology solutions in order to assume leadership in Internet and E-commerce initiatives.

b.       PRINCIPAL PRODUCTS AND SERVICES

         The Company's current products focus almost entirely on the i.d.rom-TM-. The i.d.rom-TM- is a quality, cost-effective marketing tool. An i.d.rom-TM- is a CD-Rom shaped like a business card, on which large amounts of audio and video information can be stored. When placed in a standard computer, it replays its multimedia content then connects to the issuer's web site. Marketing via an i.d.rom-TM- allows companies to increase their return on investment by displacing other marketing materials. Radio or television commercials and promotional videos can be reproduced and digitally edited. Artwork can be scanned and databases added effortlessly. Additionally, the i.d.rom-TM- can be programmed to link the user directly to any web site. Rompus has pioneered a revolutionary disc-to-net interfacing process, known as Connected CD-ROM. Webmasters can record site hits and orders generated by any i.d.rom-TM-. This, along with e-mail, is a powerful means to track the usage and effectiveness of a company's i.d.rom-TM- marketing program. The i.d.rom-TM- combines multimedia design and production by either the Company or the Customer with specialized functions.

         i.       MULTIMEDIA DESIGN AND PRODUCTION

         Rompus' focus has been to create useful interfaces between information and information users. When placed in a standard computer, the i.d.rom-TM- replays its multimedia content then connects to the issuer's web site. The i.d.rom-TM- uses aspects of current existing media resources, such as television or radio commercials, corporate videos, brochure or catalog artwork or text, technical drawings or web site content, while reducing much of the media cost and production time. While the specific needs of each customer are different, Rompus can provide all of the services necessary to make a compelling and effective multimedia presentation and accompanying web site for each customer's i.d.rom-TM-.

         ii.      ON-LINE DESIGNER

         Rompus has created an unprecedented tool called the i.d.rom-TM-Designer. Using the Designer, the customer will be able to create their own multimedia presentation and label to be put on their i.d.rom-TM-. The Design program will be available for download free of charge from the i.d.rom-TM-web site, and will run on the customer's computer. Network and sever capacity is not required. When the customer is satisfied with their layout, they can upload the information to the i.d.rom-TM- server along with partial payment. The information will be compiled, and e-mailed back to the customer as an executable file, along with a draft of the label, for final confirmation. On confirmation of the order, the balance of payment will be remitted.

         iii.     SPECIALIZED FUNCTIONS

         While the Company continues to develop new and innovative functions and products, some specialized functions developed and proven by Rompus and available for use on i.d.rom-TM- are listed below:

                  1) DOCUMENT ENCRYPTION/PASSWORD DE-ENCRYPTION. Any document can be encrypted and delivered on an i.d.rom-TM-. The user of the i.d.rom-TM-cannot open the documents until they have acquired a password, by telephone, over the Internet or otherwise, from the issuer of the i.d.rom-TM-. This creates opportunities for the issuer to provide sensitive information, such as detailed product specifications without the danger of widespread access. An issuer can also control the release of content by delivering the content but not supplying the password until the user provides the purchase price.

                  2) ONE CARD/MANY NAMES. A solution developed for customers such as real estate or financial services brokers allows profiles of many people to be stored on one i.d.rom-TM- while only the profile of the person whose name is printed on the label to be accessible by the user. The user could still access generic information about the company no matter which individual person's information is accessed. Typing in the first few letters of the name of the person on the label could provide the user with not only information on the named individual but a link to the named person's e-mail address or individual web site.

                  3) CD KEY. This feature allows an i.d.rom-TM- to be registered as an exclusive key to a restricted web site. The i.d.rom-TM-creates a link to the secured site, and generates and passes an encrypted password. Unless the i.d.rom-TM- is in the computer, the user will not be able to access the site. The issuer can then ensure that only authorized individuals are privy to information contained on the site. For example, sensitive information such as pricing or product specifications, or premium content such as new music releases will be protected. This feature can be applied to existing CD-ROMS and CDS.

                  4) WEB LINK TRACKING. Every line to the Internet from every i.d.rom-TM- can be individually monitored to collect data on usage patterns. This process is transparent to the user, but allows Rompus and its customers to evaluate the effectiveness of each i.d.rom-TM-. Data can be made available in real time to customers, through a password protected web site, or delivered periodically as the customer requires.

                  5) I.D.ROM-TM- REFERRAL LINK. Every i.d.rom-TM- has an animated i.d.rom-TM- logo on its main menu. Mousing over this logo shows the notice to learn more about i.d.rom-TM- and connects the user to i.d.rom.com, the Company's website.

                  6) VIDEO PLAYER. To eliminate the typical slow process of installing video playback software on the user's system, Rompus has incorporated the technical capability to embed the most popular video formats such as MPEG in the multimedia program. The result is a presentation that plays automatically and requires not set up or installation.

                  7) GIS DATA VIEWER. This is a highly specialized function that provides the non-expert with a map with pre-processed data presented to the user in a simple, intuitive interface.

                  8) WINDOWS/MACINTOSH COMPATIBILITY. Although the popularity of Macintosh appears to be waning, it still retains a very loyal customer base. Mac users tend to be early adopters, while being quite computer and design savvy. To avoid alienating this user group, Rompus develops i.d.roms to run on both Windows 95/98/NT and Macintosh platforms.

                  9) STOCK CONTENT. For less sophisticated customers why may not have a web site or presentable digital content, stock content will be made available. For example, content may be purchased or licensed form other sources and could include a screen saver, mortgage calculator, historic weather data, animals etc. Customers will be able to select the stock content they want on the i.d.rom, they then only need to provide the label art.

                  10) MULTIMEDIA FUNCTIONS. In addition to the specialized functions listed above, an i.d.rom can deliver the latest in multimedia features. Currently the state of the art multimedia includes: text, full color still images, audio, video 2-D animation, 3-D renderings, 360-degree panoramic "virtual reality" environments, vector graphics which are infinitely saleable and the ability to launch other applications.

         2.       DISTRIBUTION

         The Company's products are distributed directly to customers, through affiliations with advertising agencies, printers, print brokers, media designers, novelty distributors and licensees.

         Rompus intends to market its product through the following channels:

                           a. Directly to the Customer- Regional sales representatives will be situated across the United States and Canada and, as prospective customers are identified, a qualified i.d.rom representative will make personal contact.

                           b. Media Exposure- Mansfield Communications, Inc. has been retained as Rompus' agency of record for all pubic relations initiatives. Mansfield has designed a comprehensive media campaign targeted to "No charge direct distribution services" (such as free software and e-mail web sites).

                           c. Advertising- Advertising will be focused primarily in the print medium. Rompus plans to advertise in national newspapers and fist round publications which are directed to the marketing industry.

                           d. Trade shows- The Company will exhibit the i.d.rom at selected venues such as Film Expo, Graphic Expo and Seybold.

                           e. Off-line- i.d.roms will be mailed directly to prospective customers and resellers.

                           f. On-line- On-line marketing will focus on the ease of finding and accessing the i.d.rom site through search engines and advertising banners, e-mail solicitations and product previews.

         3.       STATUS OF ANY PUBLICLY ANNOUNCED NEW PRODUCT OR SERVICE.

         i.d.rom is currently available for purchase by customers.

         4.       COMPETITION

         There are several boutique products currently offering similar cards in the United States and Canada. None of these competitors have created a significant presence in the market. These competitors focus primarily on the "Digicard" or the "RomCard". The "Digicard" is similar to the i.d.rom except that it is rectangular in shape, larger than the i.d.rom and has four bumps or "feet" on the corners to help it operate in the CD disc drive. The Digicard has been licensed to a number of small boutiques around the world but has been relatively ineffective in marketing because of technological deficiencies. These deficiencies include a tendency to break, to not properly perform when installed in the disc drive and its marketed standard capacity of 16MB of Ram compared to the 30 MB of Ram the i.d.rom can accommodate. The "RomCard" has recently appeared in Europe but is not competitive with the i.d.rom because of its pricing and technology.

         The Company has learned that Amway is developing a on-line shopping service in conjunction with Microsoft to be launched in September 1999 which will utilize a digital business card as part of the marketing campaign. The Company believes that Amway intends to use the cards internally. Amway's order is currently being completed by Cinram, Rompus' i.d.rom manufacturer. The Amway card will refer only to Cinram, and it is intended that Cinram will direct any inquires for card production to Rompus.

         While there is no evidence of this to date, competitors may be able to devote greater resources to marketing and promotional campaigns, and devote substantially more resources to card development than the Company. Increased competition may result in reduced operating margins and loss of market share. There can be no assurance that the Company will be able to compete successfully against current and future competitors, and competitive pressures faced by the Company may have a material adverse effect on the Company's business, prospects, financial condition and results of operations. Further as a strategic response to changes in the competitive environment, the Company may, from time to time, make certain service or marketing decisions or acquisitions that could have a material adverse effect on its business, prospects, financial condition and results of operations. New technologies and the expansion of existing technologies may increase the competitive pressures on the Company.

         5.       THE SOURCES AND AVAILABILITY OF RAW MATERIALS.

         The Company has worked with Cinram International Inc., a Toronto-based company that manufactures prerecorded multimedia products. Cinram operates facilities in Canada, the United States, Europe and Latin America. With market capitalization of $800 million and fiscal year 1998 operating performance of $42 million in earnings, on sales of $642 million, Cinram is a dominant global player in pre-recorded multimedia products and services. Cinram and Rompus have entered into an oral agreement wherein Cinram is the sole global source of Rompus' i.d.roms. Rompus is obliged to order a minimum of 14 million i.d.roms in 2000, 25.4 million in 2001, and 35.6 million in 2002. CINRAM guarantees to manufacture the initial two molds of the i.d.rom and to provide the peripheral equipment at their expense.

         Rompus currently contracts the pressing of the standard 12cm CD-ROMS to Cinram then has the product cut into the i.d.rom shape by a separate contractor. This two-step process has been identified as a potential production bottleneck, and the cutting step contributes significantly to the cost of the final product. The manufacturing process includes application of a silk-screened label, in up to four colors, on the disc surface prior to cutting. Cinram has recently eliminated the cutting step through the development of a new stamping method. This is expected to reduce production costs by 61% per unit. Recent negotiations have resulted in a 3-year agreement whereby Cinram will mold CD-ROMs in the unique i.d.rom shape. Under this agreement, Cinram will produce this product for Rompus only, and Rompus will use Cinram exclusively for manufacturing. Cinram will also promote the i.d.rom product world wide through its network of sales representatives.

         6.      DEPENDENCE ON A SINGLE OR FEW CUSTOMERS.

         Not Applicable.

         7. THE IMPORTANCE OF PATENTS, TRADEMARKS, LICENSES, FRANCHISES AND CONCESSIONS HELD.

         To protect its rights to its intellectual property, the Company relies on a combination of trademark and copyright law, patent, trade secret protection, confidentiality agreements, and other contractual arrangements with its employees, affiliates, clients, strategic partners, and others. The protective steps it has taken may be inadequate to deter misappropriation of the Company's proprietary information. The Company may be unable to detect the unauthorized use of, or take appropriate steps to enforce its intellectual property rights. Rompus has registered certain of its trademarks in the United States and Canada and has pending U.S. applications for patents. Effective trademark, copyright, patent, and trade secret protection may not be available in every country in which it offers or intends to offer its products. In addition, although the Company believes that its proprietary rights do not infringe on the intellectual property rights of others, other parties may assert infringement claims against the Company or claims that it has violated a patent or infringed a copyright, trademark, or other proprietary right belonging to them. These claims, even if not meritorious, could result in the expenditure of significant financial and managerial resources on its part, which could materially adversely affect the Company's business, results of operations, and financial condition. The Company incorporates certain licensed third-party technology in some of its services. In these license agreements, the licensors have generally agreed to defend, indemnify, and hold the Company harmless with respect to any claim by a third party that the licensed software infringes any patent or other proprietary right. The Company cannot assure that these provisions will be adequate to protect from infringement claims. The loss or inability to obtain or maintain any of these technology licenses could result in delays in introduction of new services.

         8.       GOVERNMENT APPROVAL.

         No government approval is required for any of the Company's current products or services.

         9.      EFFECT OF ANY EXISTING OR PROPOSED GOVERNMENT REGULATIONS

         Other than normal government regulations that any business encounters, the Company's business is not effected by any government regulations.

         10      RESEARCH AND DEVELOPMENT COSTS.

         Since the Company began operations it has spent $150,000 on the research and development of its proprietary technology. The revenues the Company achieve will be primarily from strategic alliances and direct customer revenues. Fees generated, while paying directly for research and technology costs accrued to date, will fund the operations of the Company, which includes funding on-going technological development.

         11. COST AND EFFECTS OF COMPLIANCE WITH ENVIRONMENTAL LAWS AND REGULATIONS

         The Company is not involved in a business which involves the use of materials in a manufacturing stage where such materials are likely to result in the violation of any existing environmental rules and/or regulations. Further, the Company does not own any real property which would lead to liability as a land owner. Therefore, the Company does not anticipate that there will be any costs associated with the compliance of environmental laws and regulations.

         12.      EMPLOYEES

         As of the date hereof, the Company employed 11 full-time employees. The Company hires independent contractors on an "as needed" basis only. The Company has no collective bargaining agreements with its employees. The Company believes that its employee relationships are satisfactory. In the long term, the Company will attempt to hire additional employees as needed based on its growth rate.

         13.     YEAR 2000

         The Company has begun to address possible remedial efforts in connection with computer software that could be affected by the Year 2000 ("Y2K") problem. The Y2K problem is the result of computer programs being written using two digits rather than four to define the applicable year. Any programs that have time-sensitive software may recognize a date using "00" as the year 1900 rather than the year 2000. This could result in a major system failure or miscalculations. The Y2K problem can affect any modern technology used by a business in the course of its day. Any machine that uses embedded computer technology is susceptible to this problem, including for example, telephone systems, postage meters and scales, and of course, computers. The impact on a company is determined to a large extent by the company's dependence on these technologies to perform their day to day operations.

         Internally, the Company has begun reviewing all such equipment and has determined that many of its systems are Y2K compliant. The Company anticipates that all system and software will be fully reviewed and brought into compliance by October 31, 1999. If certain systems are not brought up to Y2K compliance by November 30, 1999, then the non-compliant technology will be disabled so as not to have an impact on the systems that are compliant. Any such event, the amount of technology that the Company uses which may have Y2K implications is minimal and would not have a serious or material impact on the Company's day to day operations, nor would any valuable information be lost.

         The costs of bringing the Company's technology up to Y2K compliance is expected to be less than $5,000. This is because the majority of the "patches" or programs designed to make software Y2K compliant can be obtained over the Internet from manufacturers for little or no cost and the Company does not expect to rely heavily on outside consultants to upgrade its systems as most of the work can be performed in-house.

         Externally the Y2K problem may impact other entities with which the Company transacts business, and the Company cannot predict the impact that the Y2K n such entities will have on the company. With regard to those companies that the Company does business with on a daily basis, the Company cannot guarantee that they will be vigilant about their Y2K plan of action.

ITEM 2.  MANAGEMENT'S DISCUSSION AND ANALYSIS AND PLAN OF OPERATION

         These financial projections contain figures relating to plans, expectations, future results, performance, events or other matters that are "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended. When used in the Plan of Operations, words such as "estimate", "project", "intend", "expect", "anticipate" and similar expressions are intended to identify forward-looking statements. Such forward looking statements involve numerous risks and uncertainties, pertaining to technology, development of the Company's products, and markets for such products, timing and level of customer orders, competitive products and pricing, changes in economic conditions and markets for the Company's products and other risks and uncertainties. Actual results, performance and events are likely to differ and may differ materially and adversely. Investors are cautioned not to place undue reliance on these forward-looking statements which speak only as to the date of the Plan of Operations. The Company undertakes no obligation to release or deliver to investors revisions to these forward-looking statements to reflect events or circumstances after the date of the Plan of Operations, the occurrence of unanticipated events or other matters. Operational references refer to the Company's operating subsidiary, Rompus-BC.

         (a)  PLAN OF OPERATIONS

         The Company began operations in February 1998 for the purpose of developing its multimedia proprietary product the i.d.rom. The Company has a limited operating history on which to evaluate its prospects. The risks, expense, and difficulties encountered by startup companies must be considered when evaluating the Company's prospects. The Company's plan of operations for the next twelve months is to further develop its products while seeking strategic alliances with media and Internet related companies in order to demonstrate its technology to companies and consumers. The Company believes that its existing funds in combination with funds raised in private offerings and the revenues generated by its operations will be sufficient to fund its operations for the next twelve months. However, there is no guarantee that the Company will be able raise sufficient capital. Additionally, the Company's estimates of the costs to advertise and market its product might be low. The operating expenses of the Company cannot be predicted with certainty. They will depend on several factors, including the amount of marketing expenses, the acceptance of the Company's products in the market, and competition for such product. Management may be able to control the timing of development expenses in part by speeding up or slowing down marketing development and distribution activities

         A significant portion of the money recently raised in private placements of the Company's securities will be used to launch the product through a variety of sales channels as well as to create a provocative advertising and public relations campaign. In the first year, $3.3 million has been allocated to penetrate the market quickly and to capitalize on this limited window of opportunity.

         The Company's plan of operations for the next twelve months consist of the following key figures:

         - Revenues totaling                        $13,782,000
         - Costs of Sales                           $6,375,000
         - Sales Commissions                        $1,497,000
         - Wages and Salaries                       $1,954,000
         - Promotion and Advertising                $825,000
         - Research and Development Costs           $340,000
         - Office and General                       $300,000

         (b) MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

         The following is management's discussion and analysis of the Company's financial condition and results of operations. Detailed information is contained in the financials included with this document. This section contains forward-looking statements that involve risks and uncertainties, such as statements of the Company's plans, objectives, expectations and intentions. The cautionary statements made in this document should be read as being applicable to all related forward-looking statements wherever they appear in this document.

         The following table sets forth, for the periods indicated, selected financial information for the Company:

                         ROMPUS INNOVATIVE CORPORATION
                      AND ROMPUS CD-ROM PRODUCTIONS, INC.
                 CONSOLIDATED PRO FORMA FINANCIAL INFORMATION

                            STATEMENT OF OPERATIONS


                                     Rompus           Rompus BC         Adjustments      Pro Forma
                                     For the          For the five
                                     nine months      months ended
                                     ended            May 31, 1999
                                     May 31, 1999
                                     ---------------------------------------------------------------
                                     (Unaudited)      (Unaudited)       (Unaudited)      (Unaudited)
Revenues                              $ 42,021          $115,159          $ --            $ 157,180
Cost of Sales                           38,462            61,299                             99,761
                                     ---------------------------------------------------------------

Gross Profit                             3,559            53,680                             57,419
                                     ---------------------------------------------------------------

Selling, general and administrative:
Sales and marketing                     15,448             --                                15,448
General and administrative              64,626           116,259                            180,885
Current Research & development           9,003             --                                 9,003
Amortization of Goodwill                                                   3,464              3,464
                                     ---------------------------------------------------------------
                                        89,077           116,259                            205,336
                                     ---------------------------------------------------------------

Net income (loss) for the period      $(85,518)         $(62,399)                         $(147,917
                                     ---------------------------------------------------------------
                                     ---------------------------------------------------------------



                                      Rompus             Rompus BC          Adjustments      Pro Forma
                                      For the            For the year
                                      year ended         ended
                                      August 31, 1998    August 31, 1998
                                      ------------------------------------------------------------------
                                      (Audited)          (Unaudited)        (Unaudited)      (Unaudited)

Revenues                                 $123,561           $291,159          $ --           $414,720
Cost of Sales                              19,634            161,117                          180,751
                                      ------------------------------------------------------------------

Gross Profit                              103,927            130,042                          233,969
                                      ------------------------------------------------------------------

Selling, general and administrative:
Sales and marketing                        33,714              --                              33,714
General and administrative                 43,941            158,201                          202,142
Current Research & development             21,333              --                              21,333
Amortization of Goodwill                                                       4,618            4,618
                                      ------------------------------------------------------------------
                                           98,988            158,201                          (23,220)
                                      ------------------------------------------------------------------

Net income (loss) for the period         $  4,939           $(28,159)                        $(23,220)
                                      ------------------------------------------------------------------
                                      ------------------------------------------------------------------


                                 BALANCE SHEET


                                                             Historical (May 31, 1999)
                                                                             As of
                                  Rompus Interactive       Rompus BC         7/30/99          Combined
                                  -----------------------------------------------------------------------
                                  (Unaudited)              (Unaudited)       (Unaudited)      (Unaudited)
Assets

Current Assets:
  Cash                               $     354             $ 142,665          $  --           $ 143,009
Accounts Receivable                        896                 --                                   896
Refundable investment                   27,770                 --                                27,780
        tax credits
Loans to shareholders                     --                     315                                315
                                  -----------------------------------------------------------------------
  Total Current Assets                  29,030               142,970                            172,000
                                  -----------------------------------------------------------------------

Investment in subsidiary                  --                                   135,000          135,000
  Goodwill
Less accumulated amortization
                                  -----------------------------------------------------------------------
                                                                                                135,000
                                  -----------------------------------------------------------------------

Property and equipment, at cost         12,429               446,560                            458,989
Less accumulated depreciation           (3,214)             (205,489)                          (208,703)
                                  -----------------------------------------------------------------------
                                         9,215               241,071                            250,286
                                  -----------------------------------------------------------------------

Total Assets                         $  38,245             $ 384,041          $135,000        $ 557,287
                                  -----------------------------------------------------------------------
                                  -----------------------------------------------------------------------


                                       9


Liabilities and Stockholder's Equity

Current Liabilities:
 Accounts Payable                    $  15,509             $  10,694          $  --           $  26,203
 Due to related parties                286,160                 --                               258,160
 Notes payable                                                76,742                             76,742
                                  -----------------------------------------------------------------------
    Total Current Liabilities          273,669                87,436                            361,105
                                  -----------------------------------------------------------------------
 Notes payable, less                                         207,785                            207,785
    current portion

Stockholder's Equity
  Preferred Stock                                                900               900              900
 Common Stock                              100                 2,502               450            3,052
 Additional Paid in Capital                                  578,417           133,650          712,067
 Accumulated deficit                  (235,524)             (492,099)                          (727,623)
                                  -----------------------------------------------------------------------
    Total Stockholders Equity         (235,524)               88,820                            (11,604)
                                  -----------------------------------------------------------------------
    Total liabilities and            $  38,245             $ 384,041          $135,000        $ 557,286
     Stockholders Equity          -----------------------------------------------------------------------
                                  -----------------------------------------------------------------------



                                 BALANCE SHEET

                                   Pro Forma


                                         Elimination         Consolidated
                                         -----------         ------------
                                         (Unaudited)         (Unaudited)
Assets

Current Assets:
  Cash                                   $   --               $ 143,009
 Accounts Receivable                                                896
 Refundable investment                                           27,780
         tax credits
 Loans to shareholders
                                                                    315
                                         ------------------------------
Total Current Assets                                            172,000
                                         ------------------------------

Investment in subsidiary                   (88,820)              46,180
  Goodwill
Less accumulated amortization               (8,082)              (8,082)
                                         ------------------------------
                                                                 38,098
                                         ------------------------------

Property and equipment, at cost                                 458,989
Less accumulated depreciation                                  (208,703)
                                         ------------------------------
                                                                250,286
                                         ------------------------------

Total Assets                             $ (96,902)           $ 460,384
                                         ------------------------------
                                         ------------------------------


                                       10


Liabilities and Stockholder's Equity

Current Liabilities:
 Accounts Payable                        $   --               $  26,203
 Due to related parties                                         258,160
 Notes payable                                                   76,742
                                         ------------------------------
    Total Current Liabilities                                   361,105
                                         ------------------------------
 Notes payable, less                                            207,785
    current portion

Stockholder's Equity
 Preferred Stock                                                    900
 Common Stock                               (2,502)                 550
 Additional Paid in Capital               (578,417)             133,650
 Accumulated deficit                       484,017             (243,606)
                                         ------------------------------
    Total Stockholders Equity                                  (108,506)
                                         ------------------------------
    Total liabilities and                $ (96,902)           $ 460,384
                                         ------------------------------
                                         ------------------------------
      Stockholders Equity


ITEM 3.  DESCRIPTION OF PROPERTY

         The main office of the Company is located at 225 Richmond Street West, Suite 302A, Toronto, Ontario, Canada M5V 1W2. The Company leases 1,000 square feet at this location on a month to month basis for $1,500 per month. The current lease is an oral lease, however, the Company is under negotiations to acquire more permanent quarters having about 6,000 square feet.

ITEM 4.  SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

                            PRINCIPAL STOCKHOLDERS

         The following table sets forth certain information regarding beneficial ownership of the Company's Common Stock, as of August 3, 1999 by
(i) each stockholder known by the Company to be the beneficial owner of more than five percent of the outstanding Common Stock, (ii) each director of the Company, (iii) each executive officer of the Company, and (iv) all directors and executive officers as a group. Unless otherwise indicated, the address for each stockholder is 225 Richmond Street West, Suite 302A, Toronto, Ontario, Canada M5V 1W2.


                                                                           PERCENTAGE
NAME                                NUMBER OF SHARES(1)                BENEFICIALLY OWNED
-----------------------------------------------------------------------------------------
Yoshiro Higuchi(2)                              0                             0
Jennie Popham(2)                                0                             0
Jeff Popham(2,3)                                0                             0
Cascadian Pacific Holdings Ltd.(2)              0                             0
Tracy O'Hara(2)                                 0                             0
Phil Butterfield(2)                             0                             0
Shawn Smith(2,3)                                0                             0
Capstral Limited(2)                             0                             0
Mansfield Communications(2,3)                   0                             0
Granitebridge(2)                                0                             0
Striker Capital Ltd.                      600,000                             7.9%
Rosehill Capital Holdings Ltd.            500,000                             6.6%
Hugh Mansfield(4)                               0                             0
Martin Tiernay                                  0                             0
All officers and directors                      0                             0
as a group (5 persons)                          0                             0


---------------------------------------------------------------------------
(1) Except as otherwise indicated, the Company believes that the beneficial owners of Common Stock listed above, based on information furnished by such owners, have sole investment and voting power with respect to such shares, subject to community property laws where applicable. Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and generally includes voting or investment power with respect to securities. Shares of Common Stock subject to options or warrants currently exercisable, or exercisable within 60 days, are deemed outstanding for purposes of computing the percentage of the person holding such options or warrants, but are not deemed outstanding for purposes of computing the percentage of any other person.
(2) The following shareholders have been issued exchangeable shares of Rompus-BC. These exchangeable shares may be exchanged for common stock of the Company on a one for one basis at the discretion of the shareholder. These shareholders also hold an equal number of voting preferred stock of the Company. Upon the issuance of the common stock in exchange for the exchangeable share, the Company may cancel the preferred stock held by the shareholder. The shareholders, and the amount of exchangeable shares/preferred shares held by these shareholders are: Yoshiro Higuchi, 1,350,000 shares, representing a fully diluted percentage ("fully diluted") of 8.13%; Jennie Popham and Jeff Popham, and Cascadian Pacific Holdings Ltd., 3,027,500, fully diluted 18.84; Tracy O'Hara, 540,000, fully diluted 3.25%; Phil Butterfield, individually and as trustee for Harry Butterfield and Oonagh Butterfield, 1,822,500; fully diluted 10.98%; Shawn Smith, 450,000, fully diluted 2.71%; Capstral Limited, 500,000, fully diluted 3.02%; Mansfield Communications, 850,000, fully diluted 5.12%; Granitebridge, 450,000, fully diluted 2.71%.
(3) Hugh Mansfield, Jeff Popham, Martin Tiernay and Shawn Smith are directors of the Company. Of these individuals, Mr. Mansfield holds 850,000 exchangeable shares as the beneficial owner of Mansfield Communications as referred to in note 2; Mr. Popham owns 1,102,500 and beneficially owns with Jennie Popham a total of 2,115,000 exchangeable shares; and, Mr. Smith owns 450,000 exchangeable shares. Officers of the Company consist of Mr. Smith as Chief Executive Officer, John Drewry as Chief Financial Officer and Secretary. Officers and directors collectively own a total of 3,415,000 exchangeable shares and an equal number of voting preferred stock consisting of 20.57% of the stock on a fully diluted basis.
(4) Mr. Mansfield does not hold stock individually but has beneficial ownership of 850,000 through his ownership of Mansfield Communications.

ITEM 5.  DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS.

         The directors and executive officers of the Company are as follows:


         NAME                               AGE               OFFICE
-----------------------------------------------------------------------------------------------
         Hugh Mansfield                     37                Chairman of the Board
         Shawn Smith                        34                Chief Executive Officer, Director
         John Drewry                        61                Chief Financial Officer
         Jeff Popham                        33                Director
         Martin Tiernay                     38                Director


MR. HUGH MANSFIELD - CHAIRMAN OF THE BOARD. Mr. Mansfield joined the Company as a director in August, 1999. Mr. Mansfield is the owner of Mansfield Communications a public relations agency he formed in 1994. Mr. Mansfield specializes in creating media awareness for corporations throughout North America. Mr. Mansfield received his Political Science degree from York University in 1987.

MR. SHAWN SMITH - CHIEF EXECUTIVE OFFICER AND DIRECTOR. Mr. Smith joined the Company as a Director in August, 1999 and was appointed Chief Executive Officer in July, 1999. Mr. Smith has over ten years senior executive experience in the natraceutical business. From September 1998 to June 1, 1999, Mr. Smith served as Vice President of Muscletech Research and Development. From April 1, 1997 to September 1998, Mr. Smith was Vice President and General Manager of Natraceuticals, Inc. From January, 1994 to April 1997, Mr. Smith was Vice President and General Manger of Visex Inc. He received his degree in economics from York University in 1987 and completed his Canadian Securities Course in 1988.

MR. JOHN DREWRY, CHIEF FINANCIAL OFFICER. Mr. Drewry joined Rompus-BC in July, 1999. Prior to joining the Company, From 1990 to 1999, Mr. Drewry served as President of OTEC Software Corporation, which provides executive services to the technology industry. From 1987 to 1990, Mr. Drewry was President of Thoroughbred Canada, a U.S. software developer and from 1983 to 1987 was Partner in Charge of Computer Strategies for an international accounting firm. Mr. Drewry is a Fellow of the Institute of Chartered Accountants of Ontario and a Certified Management Consultant.

MR. JEFF POPHAM, DIRECTOR. Mr. Popham joined Rompus-BC in October, 1995 becoming a Director of Rompus in August, 1999. Prior to joining Rompus, Mr. Popham worked in real estate development and financing with Pardigm Properties from 1991 to September, 1995. Mr. Popham received his Bachelors of Science degree in Economics from the University of Victoria in 1988.

MR. MARTIN TIERNAY, DIRECTOR. Mr. Tiernay joined Rompus-BC as a director in 1999 becoming a Director of Rompus in August, 1999. Mr. Tiernay is currently the director of global sponsorship for Teleglobe Canada. Mr. Tiernay has held this position from July, 1999 to the present. Mr. Tiernay worked in the marketing department of British American Tobacco ("BAT") from August 1996 to June 1999. Prior to BAT, Mr. Tiernay worked with Imperial Tobacco in Montreal, from 1986 to 1996. Mr. Tiernay received his Bachelor of Business degree from the University of Ryerson University of 1995.

ITEM 6.  EXECUTIVE COMPENSATION.

         The Company currently has no operations but is the parent of the operations company, Rompus-BC. Rompus-BC's operations began in February, 1998. Accordingly, no salary or other benefits have been awarded to any executive officer of director of the Company to date with the exception of Jeff Popham who received $43,750 as a salary in 1999. No other salary or benefits, including long term compensation has been awarded to any of the executive officers or directors of the Company or Rompus-BC.

         The Company did not grant any stock options in the last fiscal year.

ITEM 7.  CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS.

         On March 15, 1999, Rompus-BC entered into an agreement with Mansfield Communications wherein, Mansfield will provide public relations for the Company to the financial and investment communities. This agreement requires Rompus to pay approximately $200,000 to Mansfield in exchange for these services. Mr. Mansfield is the Chief Executive Officer of Mansfield Communications and is the majority shareholder of Mansfield Communications. In all matters regarding an agreements between the companies, Mr. Mansfield has provided a full and complete disclosure of the various advantages and disadvantages of the transactions and has disclosed his relationship to the board of directors of Rompus. All prior agreements were approved by a disinterested majority of the board of directors of Rompus. It is Mr. Mansfield's intention and that of the Board of Directors that all future agreements between Mansfield Communications and Rompus will continue to be the result of arms length negotiations and will be approved by a disinterested majority of both boards of directors.

         On May 26, 1999, Rompus entered into an agreement with Dominick & Dominick Securities, Inc. ("Dominick") wherein Dominick agreed to provide financial advisory services to the Company. As compensation for these services, the Company has agreed to provide Stephen Sharpe, Vice-Chairman of Dominick with options to purchase 200,000 shares of common stock of the Company at $.80 per share exercisable from August 12, 1999 to August 12, 2002.

ITEM 8.  DESCRIPTION OF REGISTRANT'S SECURITIES.

COMMON STOCK

         The Company's Articles of Incorporation authorize the issuance of 80,000,000 shares of Common Stock, with a par value of $.0001 per share, of which 7,601,573 shares are currently outstanding.

         Holders of shares of common stock are entitled to one vote for each share on all matters to be voted on by the stockholders. Holders of common stock have no cumulative voting rights. Accordingly, the holders of in excess of 50% of the aggregate number of shares of Common Stock outstanding will be able to elect all of the directors of the Company and to approve or disapprove any other matter submitted to a vote of all shareholders.

         Holders of shares of common stock are entitled to share ratably in dividends, if any, as may be declared, from time to time, by the Board of Directors in its discretion, from funds legally available therefor. The Company does not currently anticipate paying any dividends on its Common Stock. In the event of a liquidation, dissolution or winding up of the Company, the holders of shares of common stock are entitled to share pro rata all assets remaining after payment in full of all liabilities. Holders of common stock have no preemptive rights to purchase the Company's common stock. There are no conversion rights or redemption or sinking fund provisions with respect to the common stock. All of the outstanding shares of common stock are fully paid and non-assessable.

         Shares of Common Stock are registered at the transfer agent and are transferable at such office by the registered holder (or duly authorized attorney) upon surrender of the Common Stock certificate, properly endorsed. No transfer shall be registered unless the Company is satisfied that such transfer will not result in a violation of any applicable federal or state securities laws.

PREFERRED STOCK

         The Articles of Incorporation of the Company authorize the issuance of 20,000,000 shares of $.0001 par valued preferred stock. On July 28, 1999 the Board of Directors authorized the issuance of a class of 9,000,000 shares of Series A Special Voting Preferred Shares $.0001 par value of which 9,000,000 shares are issued and outstanding.

         The holders of Series A Preferred Shares are not entitled to receive any portion of any dividend or distribution at any time. The holders do have the following voting rights:

         (i) The Series A Preferred Shares shall entitle the holders thereof to one vote for each Series A Preferred held by such holder. (Such number being equal to the number of Exchangeable Shares of Rompus-BC outstanding as of the date thereof).

         (ii) Except as otherwise provided by law, the holder of the Series A Preferred Shares and the holders of Common Stock shall vote as one class on all matters submitted to a vote of shareholders of Corporation.

         (iii) The holders of the Series A Preferred Share shall have no special voting rights, and their consent shall not be required (except to the extent they are entitled to vote with holders of Common Shares as set forth herein) for taking any corporate action.

         (iv) At such time as the Series A Preferred Shares entitle their holder to a number of votes equal to zero because there are not Exchangeable Shares of Rompus-BC outstanding which are not owned by the Company nor any of its direct or indirect subsidiaries, and there are no shares of stock, debt, option or other obligation or commitment of Rompus-BC which could by its terms require Rompus-BC to issue any Exchangeable Shares to any person other than the Rompus or any of its direct or indirect subsidiaries, then the Series A Preferred Shares shall thereupon be retired and canceled promptly thereafter. Such share shall upon its cancellation, and upon the taking, of any such action required by applicable law, become an authorized but unissued preferred share and may be reissued as part of a new series of preferred shares to be crated by resolution or resolutions of the Board of Directors, subject to the conditions and restrictions on issuance set forth herein.

      Upon any liquidation, dissolution, or winding up of the Corporation, the holders of the Series A Preferred Shares shall not be entitled to any portion of any distribution. The Series A Preferred Shares shall not be redeemable to convertible.

      The Company's transfer agent is Pacific Stock Transfer, 5844 South Pecos Road, Suite D, Las Vegas, Nevada 89120.

                                    PART II

ITEM 1. MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANTS' COMMON EQUITY AND OTHER STOCKHOLDERS MATTERS

     A.  MARKET INFORMATION

     The Company's common stock trades in the over-the-counter bulletin board market since April, 1999 as ONLH. The Company is currently in the process of changing its symbol to ROMP.

     The following table sets forth the high and low bid prices for the Company's common stock since its inception. The prices below also reflect inter-dealer quotations, without retail mark-up, mark-down or commissions and may not represent actual transactions:


                                        High              Low              High
              Quarter ended             Ask               Bid              Bid
              -----------------------------------------------------------------
              3/31/97                   2.50              2.25             2.25
              6/30/97                   3.63              3.13             3.75
              9/30/97                   3.88              3.50             3.69
              12/31/97                  3.13              2.75             2.94
              3/31/98                   .50               .56              .56
              6/30/98                   .25               .06              .16
              9/30/98                   .38               .06              .22
              12/31/98                  .05               .02              .03
              3/31/99                   .08               .03              .06
              6/30/99                   .75               .75              .75


     As of August 10, 1999 the bid price of the Company's common shares was $.75 per share.

     B.  HOLDERS

     As of July 31, 1999, there were approximately 1,026 holders of Company Common Stock, as reported by the Company's transfer agent.

     C.  DIVIDENDS

     The Company has not paid any dividends on its Common Stock. The Company currently intends to retain any earnings for use in its business, and therefore does not anticipate paying cash dividends in the foreseeable future.

ITEM 2.  LEGAL PROCEEDINGS

     The Company is not subject to any legal proceedings or claims.

ITEM 3.  CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS

     Not applicable.

ITEM 4.  RECENT SALES OF UNREGISTERED SECURITIES

     In March, 1999, the Company offered a total of 7,000,000 shares of its common stock at $.01 per share to accredited non-U.S. residents only. This offering was made in reliance on the exemption available from registration provided by Rule 504 of Regulation D of the Securities Act of 1933. The Company raised a total of $70,000 in this offering.

     In June 1999, Rompus-BC offered common stock of its Company at the price of $.05 per share to non-U.S. Residents only. Rompus-BC sold 2,000,000 shares of its stock to seven shareholders raising a total of $100,000. In July 1999, Rompus-BC offered common stock of its Company at the price of $.80 per share to non-U.S. Residents only. Rompus-BC sold a total 2,500,000 shares of common stock to ten accredited non-U.S. resident shareholders raising a total of $2,000,000. The shares offered in these offering were exchanged for restricted common stock of Rompus pursuant to the exchange agreement by and between the Company and the Rompus-BC shareholders.

ITEM 12.  INDEMNIFICATION OF DIRECTORS AND OFFICERS.

     The Florida Statutes and the Company's Articles of Incorporation and Bylaws authorize indemnification of a director, officer, employee or agent of the Company against expenses incurred by him or her in connection with any action, suit, or proceeding to which such person is named a party by reason of having acted or served in such capacity, except for liabilities arising from such person's own misconduct or negligence in performance of duty. In addition, even a director, officer, employee or agent of the Company who was found liable for misconduct or negligence in the performance of duty may obtain such indemnification if, in view of all the circumstances in the case, a court of competent jurisdiction determines such person is fairly and reasonably entitled to indemnification. Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers, or persons controlling the Company pursuant to the foregoing provisions, the Company has been informed that in the opinion of the Commission, such indemnification is against public policy as expressed in the Act and is therefore unenforceable.

PART F/S

FINANCIAL STATEMENTS

The following financial statements are included herein:

Audited Financial Statements for the Company for the years ending December 31 1997 and 1998 and Unaudited Interim Statements for the Company for the most recent interim periods for 1999 and 1998.

Audited Financial Statements for Rompus-BC for the years ending August 31, 1997 and 1998, and Unaudited Interim Statements for Rompus-BC for the most recent interim periods for 1999 and 1998.

Consolidated Pro Forma Financial Statements as of August 31, 1998 and May 31, 1999.

                                   PART III

ITEM 1 AND
ITEM 2.          INDEX TO EXHIBITS AND DESCRIPTION OF EXHIBITS


EXHIBIT NO.  DOCUMENT DESCRIPTION
----------------------------------
2.1  Exchange Agreement by and between OnLine Hearing and Rompus-BC Effective
     July 30, 1999
3.1  Articles of Incorporation, dated April 6, 1991
3.2  Amendment to Articles of Incorporation, dated August 25, 1995
3.3  Amendment of Articles of Incorporation, dated October 19, 1995
3.4  Amendment of Articles of Incorporation, dated January 3, 1997
3.5  Amendment of Articles of Incorporation, dated April 5, 1999
3.6  Amendment of Articles of Incorporation, dated July 28, 1999
3.7  Amendment of Articles of Incorporation, dated July 28, 1999
3.8  Bylaws, dated August 25, 1995
4.1  Specimen of Common Stock Certificate
4.2  Specimen of Series A Preferred Stock Certificate


                                  SIGNATURES

     In accordance with Section 12 of the Securities Exchange Act of 1934, the Registrant caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.


                                       ROMPUS INTERACTIVE CORPORATION


                                       By:  /s/ Shawn Smith
                                            -------------------------
                                            Shawn Smith
                                       Its: President


Signature                               Title                            Date
---------                               -----                            ----

/s/ Shawn Smith                         Chief Executive Officer          August 11, 1999
------------------------------
Shawn Smith


/s/ Hugh Mansfield                      Chairman of the Board            August 11, 1999
------------------------------
Hugh Mansfield


/s/ John Drewry                         Chief Financial Officer          August 11, 1999
------------------------------
John Drewry


/s/ Jeff Popham                         Director                         August 11, 1999
------------------------------
Jeff Popham


/s/ Martin Tiernay                      Director                         August 11, 1999
------------------------------
Martin Tiernay


                        ROMPUS CD-ROM PRODUCTION LTD.

                        FINANCIAL STATEMENTS

                        FOR THE YEAR ENDED AUGUST 31, 1998

ROMPUS CD-ROM PRODUCTION LTD.
FINANCIAL STATEMENTS
FOR THE YEAR ENDED AUGUST 31, 1998


                                                                      CONTENTS
------------------------------------------------------------------------------

AUDITOR'S REPORT                                                       2

FINANCIAL STATEMENTS

   Balance Sheet                                                       3

   Statement of Operations and Deficit                                 4

   Statement of Changes in Financial Position                          5

   Summary of Significant Accounting Policies                          6

   Notes to Financial Statements                                       7

   Schedule 1 - Sales and Marketing                                   10

   Schedule 2 - General and Administrative                            10

   Schedule 3 - Current Research and Development                      10

-------------------------------------------------------------------------------
                                                               AUDITORS' REPORT
-------------------------------------------------------------------------------


TO THE SHAREHOLDERS OF
ROMPUS CD-ROM PRODUCTION LTD.

We have audited the balance sheet of Rompus CD-ROM Production Ltd. as at August 31, 1998 and the statements of operations and deficit and changes in financial position for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these financial statements present fairly, in all material respects, the financial position of the Company as at August 31, 1998 and the results of its operations and the changes in its financial position for the year then ended in accordance with generally accepted accounting principles.




Chartered Accountants

Victoria, BC
July 6, 1999

-------------------------------------------------------------------------------
                                                  ROMPUS CD-ROM PRODUCTION LTD.
                                                                  BALANCE SHEET

AUGUST 31
(Comparative figures compiled on a Notice to Reader basis)                 1998          1997
-----------------------------------------------------------------------------------------------

ASSETS

CURRENT
   Cash                                                              $   45,896     $   1,446
   Accounts receivable                                                    7,286         3,823
   Refundable investment tax credits (Note 1)                            37,847        42,529
                                                                    -------------------------

                                                                         91,029        47,798

CAPITAL ASSETS (Note 2)                                                  12,001        11,671
                                                                    -------------------------

                                                                     $  103,030     $  59,469
---------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT
   Accounts payable and accrued liabilities                          $   10,518     $  21,833

DUE TO RELATED PARTIES (Note 3)                                         242,418       192,481
                                                                    -------------------------

                                                                        252,936       214,314
                                                                    -------------------------

SHAREHOLDERS' EQUITY
   Share capital (Note 4)                                                   100           100
   Deficit                                                             (150,006)     (154,945)
                                                                    -------------------------

                                                                       (149,906)     (154,845)
                                                                    -------------------------

                                                                     $  103,030     $  59,469
---------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------


On behalf of the Board:


______________________________ Director


______________________________ Director




 The accompanying summary of significant accounting policies and notes are an integral part of these financial statements.

--------------------------------------------------------------------------------
                                                   ROMPUS CD-ROM PRODUCTION LTD.
                                             STATEMENT OF OPERATIONS AND DEFICIT

FOR THE YEAR ENDED AUGUST 31
(Comparative figures compiled on a Notice to Reader Basis)         1998        1997
-----------------------------------------------------------------------------------

SALES                                                      $    123,561  $      498

COST OF SALES                                                    19,634         150
                                                           ------------------------

GROSS PROFIT                                                    103,927         348
                                                           ------------------------

EXPENSES
  Sales and marketing (Schedule 1)                               33,714      53,654
  General and administrative (Schedule 2)                        43,941      22,608
  Current research and developement (Schedule 3)                 21,333      20,094
                                                           ------------------------

                                                                 98,988      96,356
                                                           ------------------------

NET INCOME (LOSS) FOR THE YEAR                                    4,939     (93,008)

DEFICIT, beginning of year                                     (154,945)    (58,937)
                                                           ------------------------

DEFICIT, end of year                                       $   (150,006) $ (154,945)
-----------------------------------------------------------------------------------
-----------------------------------------------------------------------------------

 The accompanying summary of significant accounting policies and notes are an integral part of these financial statements.

--------------------------------------------------------------------------------
                                                   ROMPUS CD-ROM PRODUCTION LTD.
                                      STATEMENT OF CHANGES IN FINANCIAL POSITION

FOR THE YEAR ENDED AUGUST 31                                     1998           1997
------------------------------------------------------------------------------------

CASH PROVIDED BY (USED IN)

OPERATING ACTIVITIES
  Net income (loss) for year                            $        4,939    $  (93,008)
  Item not involving cash
    Amortization                                                 5,078         4,863
                                                        ----------------------------

                                                                10,017       (91,145)

Changes in non-cash working capital balances
  Accounts receivable                                           (3,463)       11,125
  Refundable investment tax credits                              4,682       (18,695)
  Accounts payable and accrued liablilities                    (11,315)        1,061
                                                        ----------------------------

                                                                   (79)      (97,654)
                                                        ----------------------------
INVESTING ACTIVITIES
  Purchase of capital assets                                    (5,408)       (1,120)
                                                        ----------------------------
FINANCING ACTIVITIES
  Advances by related parties                                   49,937        97,154
                                                        ----------------------------

INCREASE (DECREASE) IN CASH DURING THE YEAR                     44,450        (1,620)

CASH, beginning of year                                          1,446         3,066
                                                        ----------------------------

CASH, end of year                                       $       45,896   $     1,446
------------------------------------------------------------------------------------
------------------------------------------------------------------------------------

The accompanying summary of significant accounting policies and notes are an integral part of these financial statements.

--------------------------------------------------------------------------------
                                                   ROMPUS CD-ROM PRODUCTION LTD.
                                      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
AUGUST 31, 1998
--------------------------------------------------------------------------------

NATURE OF BUSINESS         The Company is incorporated under the laws of the
                           Province of B.C. and is engaged in the business of selling "Net-connected" CD-ROMS as well as the scientific research and experimental development
                           (SR & ED) efforts to create and improve such products.

CONTINUING OPERATIONS      These financial statements have been prepared on a
                           basis which assumes the realization of assets and the settlement of liabilities in the normal course of business. During the year ended August 31, 1998, the Company earned income of $4,939.
                           However, the Company incurred losses of $96,008 and $59,810 for the fiscal years ending August 31, 1997 and 1996 respectively. The ability of the Company to continue its planned course of action and to recover its investment in capital and other assets is dependent upon generating future profitable operations.

CAPITAL ASSETS             Amortization of capital assets is determined at
                           rates which will reduce the original cost to estimated residual value over the useful life of the assets. The annual rates are as follows:

                           Office equipment -20% diminishing balance basis Computer hardware -30% diminishing balance basis Computer software -100% diminishing balance basis


                           One-half of the annual rate is used in the year of acquisition.

SCIENTIFIC RESEARCH
AND EXPERIMENTAL
DEVELOPMENT                Scientific research and experimental development
                           costs are charged as an expense of the period in which they are incurred except when the development project meets certain defined criteria for deferment. At that time such development costs from that point forward are deferred to the extent that their recovery can be reasonably assured. Amortization of such deferred development costs commences with the commercial production or use of the product or processes by reference to the sale or use of the product or process. Costs are offset by government and non-government direct funding. Refundable investment tax credits, calculated on SR&ED expenditures, are based on the Company being a Canada ian controlled private corporation, ('CCPC'). Such credits are offset against the expenditures.

MEASUREMENT UNCERTAINTY    The preparation of financial statements in
                           conformity with generally accepted accounting principals requires management to make estimates and assumptions that affect the reported amounts of assets, including accounts receivables, refundable investment tax credits, liabilities and the reported amount of revenue and expenses during the year. Actual results could differ from the estimates used in the preparation of the financial statements.

--------------------------------------------------------------------------------
                                                   ROMPUS CD-ROM PRODUCTION LTD.
                                                   NOTES TO FINANCIAL STATEMENTS
AUGUST 31, 1998
--------------------------------------------------------------------------------

1.  REFUNDABLE INVESTMENT TAX CREDITS

    The Company has estimated an entitlement of refundable investment tax credits as a result of incurring eligible scientific research and experimental development expenditures (SR & ED). The credit is calculated at a rate of 35% of the total of such expenditures. For the year ended August 31, 1998, the refundable investment tax credit is estimated at $19,152 (1997 - $18,695). To the extent Revenue Canada Taxation assesses the eligibility of such scientific expenditures differently than as filed by the Company, the amount which is not recoverable by way of refundable investment tax credits will be charged against income when such a determination is made.

--------------------------------------------------------------------------------

2.  CAPITAL ASSETS

                                                                    1998         1997
                              -------------------------------------------------------
                                               ACCUMULATED      NET BOOK     Net Book
                                      COST    AMORTIZATION         VALUE        Value
                              -------------------------------------------------------
    Office equipment           $     1,827      $      741     $   1,086    $     669
    Computer hardware               22,556          12,653         9,903       10,780
    Computer software                2,467           1,455         1,012          222
                              -------------------------------------------------------
                               $    26,850      $   14,849     $  12,001    $  11,671
                              -------------------------------------------------------
                              -------------------------------------------------------

    Amortization claimed during the year amounts to $5,078 (1997 - $4,863).

--------------------------------------------------------------------------------

3.  DUE TO RELATED PARTIES

                                                                    1998        1997
                                                        ------------------------------
    Philip Butterfield (shareholder)                          $    3,100   $     558
    Jeff Popham (director)                                         1,994         842
    Cascadian Pacific Holding Ltd. (shareholder)                 237,324     191,081
                                                        ------------------------------
                                                              $  242,418   $ 192,481
                                                        ------------------------------
                                                        ------------------------------

    Jeff Popham, a director of the Company owns 100% of Cascadian Pacific Holdings Ltd. Such advances are unsecured, have no fixed terms of repayment, and have not attracted interest.

--------------------------------------------------------------------------------

4.  SHARE CAPITAL

    Authorized
         10,000 Class A common shares without par value
         10,000 Class B common shares without par value
         10,000 Class C non-voting common shares without par value 5,000,000 12% non-cumulative, non-voting redeemable preferred shares with a par value of $1.00 each.


                                                    1998              1997
                                             --------------------------------
Issued
            100 Class A Common shares        $       100         $     100
                                             --------------------------------
                                             --------------------------------

-------------------------------------------------------------------------------
                                                  ROMPUS CD-ROM PRODUCTION LTD.
                                                  NOTES TO FINANCIAL STATEMENTS
AUGUST 31, 1998
-------------------------------------------------------------------------------

5.   UNCERTAINTY DUE TO YEAR 2000 ISSUE

     The Year 2000 issue arises because many computerized systems use two digits rather than four to identify a year. Date-sensitive systems may recognize the year 2000 as 1900 or some other date, resulting in errors when information using year 2000 dates is processed. In addition, similar problems may arise in some systems which use certain dates in 1999 to represent something other than a date. The effects of the Year 2000 issue may be experienced before, on, or after January 1, 2000, and, if not addressed, the impact on operations and financial reporting may range from minor errors to significant systems failure which could affect an entity's ability to conduct normal business operations. It is not possible to be certain that all aspects of the Year 2000 issue affecting the entity, including those related to the efforts of the customers, suppliers, or other third parties, will be fully resolved.

-------------------------------------------------------------------------------

6.   SUBSEQUENT EVENTS

     Since the year end, the Company has focussed on its newly developed "ID-ROM" which is a form of a business card. It is a CD-ROM cut in the shape of a conventional business card. The "ID-ROM" has received extensive interest from various sources, both domestically and abroad. As a result, the Company has opened a sales office in Toronto and has entered into various distributor and financing agreements.

     The Company is in the process of raising venture capital to support the "ID-ROM" initiative. The Company is in the process of filing patent and trademark applications in Canada, the U.S.A.., and Japan for its "ID-ROM".

     The authorized share capital was changed March 26, 1999 when the Class A Common shares were renamed and increased from 10,000 to 100,000,000 Common shares. The Class B and C Common shares were cancelled as were all the preferred shares. On March 26, 1999, the 100 Class A Common share certificates were cancelled and 100 new Common shares issued.

     In addition, the Company has entered into an exclusive manufacturing agreement with Cinram International of Scarborough, Ontario to manufacture and replicate its "ID-ROMS".

-------------------------------------------------------------------------------

7.   INCOME TAXES

     The Company has, for income tax purposes, non-capital losses of $72,953 and deferred research and development expenditures of $71,064 which can be carried forward to reduce taxable income and income taxes in future. the future possible benefits of these losses and deductions have not been recorded in the accounts of the Company due to the uncertainty of such benefits of being realized. Non-capital losses expire as follows:

                                        Amount       Expires
                                       --------      -------
                1996                   $  2,316        2003
                1997                     70,637        2004
                                       --------

                                       $ 72,953
                                       --------
                                       --------

-------------------------------------------------------------------------------

8.   COMPARATIVE FIGURES

     The comparative figures were compiled on a Notice to Reader basis. As such, we have not audited, reviewed, or otherwise attempted to verify the accuracy or completeness of such information. Readers are cautioned that these comparative figures may not be appropriate for their purpose.

-------------------------------------------------------------------------------
                                                  ROMPUS CD-ROM PRODUCTION LTD.
                                               SCHEDULE 1 - SALES AND MARKETING

FOR THE YEAR ENDED AUGUST 31
(Comparative figures compiled on a Notice to Reader basis)     1998       1997
-------------------------------------------------------------------------------
Advertising                                                 $   431    $   565
Dues and fees                                                     -        924
Entertainment                                                   488        828
Equipment rental (recovery)                                  (1,439)     7,833
Mailing and materials                                           274         50
Printing and pre-production                                   4,467     10,310
Promotional design                                            1,181      1,693
Subcontractor fees                                           27,454     29,750
Trade shows                                                      48          7
Travel                                                          810      1,694
                                                            -------    -------

                                                            $33,714    $53,654
------------------------------------------------------------------------------
------------------------------------------------------------------------------

                                                  ROMPUS CD-ROM PRODUCTION LTD.
                                        SCHEDULE 2 - GENERAL AND ADMINISTRATIVE

FOR THE YEAR ENDED AUGUST 31                                   1998       1997
------------------------------------------------------------------------------
Accounting and legal                                        $ 8,583    $ 3,652
Administrative salary                                        14,614          -
Amortization                                                  5,078      4,863
Automotive                                                    2,229      4,094
Bad debts                                                         -        240
Bank charges and interest                                     2,245      2,449
Office supplies                                               7,080      3,980
Postage and courier                                             368        293
Rent                                                            521      1,330
Telephone and fax                                             2,903      1,190
Utilities                                                       320        517
                                                            -------    -------

                                                            $43,941    $22,608
------------------------------------------------------------------------------
------------------------------------------------------------------------------

                                                  ROMPUS CD-ROM PRODUCTION LTD.
                                 SCHEDULE 3 - CURRENT RESEARCH AND DEVELOPMENT

FOR THE YEAR ENDED AUGUST 31                                  1998        1997
------------------------------------------------------------------------------
Salary                                                     $29,200     $30,000
Subcontractor fees                                          11,285       8,789
                                                           -------     -------

                                                            40,485      38,789
Less: Investment tax credit recoveries
      on current expenditures                               19,152      18,695
                                                           -------     -------

                                                           $21,333     $20,094
------------------------------------------------------------------------------
------------------------------------------------------------------------------

ROMPUS CD-ROM PRODUCTION LTD.
FINANCIAL STATEMENTS
FOR THE YEAR ENDED MAY 31, 1999
(UNAUDITED)



                                                         CONTENTS
-----------------------------------------------------------------

REVIEW ENGAGEMENT REPORT                                    2

FINANCIAL STATEMENTS

     Balance Sheet                                          3

     Statement of Operations and Deficit                    4

     Statement of Changes of Financial Position             5

     Summary of Significant Accounting Policies             6

     Notes to Financial Statements                          7

     Schedule 1 - Sales and Marketing                      10

     Schedule 2 - General and Administrative               10

     Schedule 3 - Current Research and Development         10

-------------------------------------------------------------------------------
                                                       REVIEW ENGAGEMENT REPORT
-------------------------------------------------------------------------------


TO THE SHAREHOLDERS OF
ROMPUS CD-ROM PRODUCTION LTD.

We have reviewed the balance sheet of Rompus CD-ROM Production Ltd. as at May 31, 1999 and the statements of operations and deficit and changes in financial position for the year then ended. Our review was made in accordance with generally accepted standards for review engagements and accordingly consisted primarily of enquiry, analytical procedures and discussion related to information supplied to us by the company.

A review does not constitute an audit and consequently we do not express an audit opinion on these financial statements.

Based on our review, nothing has come to our attention that causes us to believe that these financial statements are not, in all material respects, in accordance with generally accepted accounting principles.




Chartered Accountants

Victoria, B.C.
August 9, 1999

--------------------------------------------------------------------------------
                                                   ROMPUS CD-ROM PRODUCTION LTD.
                                                                   BALANCE SHEET
                                                                     (UNAUDITED)

MAY 31                                                      1999                1998
------------------------------------------------------------------------------------

ASSETS

CURRENT
     Cash                                             $      354          $   84,684
     Accounts receivable                                     896               3,797
     Refundable investment tax credits (Note 1)           27,780              32,443
                                                      ------------------------------
                                                          29,030             120,924

CAPITAL ASSETS (Note 2)                                    8,994              12,321
                                                      ------------------------------

                                                      $   38,024          $  133,245
------------------------------------------------------------------------------------
------------------------------------------------------------------------------------

LIABILITIES AND SHAREHOLDERS' DEFICIENCY

CURRENT
     Accounts payable and accrued liabilities         $   16,514          $   17,500

DUE TO RELATED PARTIES (Note 3)                          257,677             246,002
                                                      ------------------------------

                                                         274,191             263,502
                                                      ------------------------------
SHAREHOLDERS' DEFICIENCY
     Share capital (Note 4)                                  100                 100
                                                      ------------------------------
     Deficit                                            (236,267)           (130,357)
                                                      ------------------------------

                                                        (236,167)           (130,257)
                                                      ------------------------------

                                                      $   38,024          $  133,245
------------------------------------------------------------------------------------
------------------------------------------------------------------------------------


On behalf of the Board:

_______________________________ Director


_______________________________ Director



 The accompanying summary of significant accounting policies and notes are an integral part of these financial statements.

--------------------------------------------------------------------------------
                                                   ROMPUS CD-ROM PRODUCTION LTD.
                                             STATEMENT OF OPERATIONS AND DEFICIT
                                                                     (UNAUDITED)

FOR THE YEAR ENDED MAY 31 (Note 8)                          1999                1998
------------------------------------------------------------------------------------

SALES                                                 $   52,191          $  113,392

COST OF SALES                                             45,661              12,435
                                                      ------------------------------

GROSS PROFIT                                               6,530             100,957
                                                      ------------------------------
EXPENSES
     Sales and marketing (Schedule 1)                     16,632              48,418
     General and administrative (Schedule 2)              78,674              35,136
     Current research and development (Schedule 3)        17,134              18,133
                                                      ------------------------------

                                                         112,440             101,687
                                                      ------------------------------

NET LOSS FOR THE YEAR                                   (105,910)               (730)

DEFICIT, beginning of year                              (130,357)           (129,627)
                                                      ------------------------------

DEFICIT, end of year                                  $ (236,267)         $ (130,357)
------------------------------------------------------------------------------------
------------------------------------------------------------------------------------


 The accompanying summary of significant accounting policies and notes are an integral part of these financial statements.

--------------------------------------------------------------------------------
                                                   ROMPUS CD-ROM PRODUCTION LTD.
                                      STATEMENT OF CHANGES IN FINANCIAL POSITION
                                                                     (UNAUDITED)

FOR THE YEAR ENDED MAY 31 (Note 8)                     1999                 1998
----------------------------------------------------------------------------------
CASH PROVIDED BY (USED IN)

OPERATING ACTIVITIES
  Net loss for the year                           $(105,910)            $      -
  Item not involving cash
    Amortization                                      4,463                    -
                                               -----------------------------------
                                                   (101,447)                   -

  Cash provided by (used in) changes in non-cash
    Accounts receivable                               2,901                    -
    Refundable investment tax credits                 4,663                    -
    Accounts payable and accrued liabilities           (986)                   -
                                               -----------------------------------

                                                    (94,869)                   -
                                               -----------------------------------
INVESTING ACTIVITIES
  Purchase of capital assets                         (1,136)                   -
                                               -----------------------------------
FINANCING ACTIVITIES
  Advances by related parties                        11,675                    -
                                               -----------------------------------

DECREASE IN CASH DURING THE YEAR                    (84,330)                   -

CASH, beginning of year                              84,684                    -
                                               -----------------------------------

CASH, end of year                                 $     354             $ 84,684
----------------------------------------------------------------------------------
----------------------------------------------------------------------------------

The accompanying summary of significant accounting policies and notes are an integral part of these financial statements.

-------------------------------------------------------------------------------
                                                  ROMPUS CD-ROM PRODUCTION LTD.
                                     SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
                                                                    (UNAUDITED)
MAY 31, 1999
-------------------------------------------------------------------------------

NATURE OF BUSINESS        The Company is incorporated under the laws of the
                          Province of B.C. and is engaged in the business of selling "Net-connected" CD-ROMS as well as the scientific research and experimental development
                          (SR & ED) efforts to create and improve the technology for such products.

CONTINUING OPERATIONS     These financial statements have been prepared on a
                          basis which assumes the realization of assets and the settlement of liabilities in the normal course of business. During the year ended May 31, 1999, the Company incurred a net loss of $105,910, and for the year ended May 31, 1998, a net loss of $730. In addition, the Company incurred losses of $96,008 and $59,810 for the fiscal years ending
                          August 31, 1997 and 1996 respectively. See Note 8.
                          The ability of the Company to continue its planned course of action and to recover its investment in capital and other assets is dependent upon generating future profitable operations.

CAPITAL ASSETS            Amortization of capital assets is determined at
                          rates which will reduce the original cost to estimated residual value over the useful life of the assets. The annual rates are as follows:

                          Office furniture and equipment   -20% diminishing
                                                           balance basis
                          Computer hardware                -30% diminishing
                                                           balance basis
                          Computer software                -100% diminishing
                                                           balance basis

                          One-half of the annual rate is used in the year of acquisition.

SCIENTIFIC RESEARCH
AND EXPERIMENTAL
DEVELOPMENT               Scientific research and experimental development
                          costs are charged as an expense of the period in which they are incurred except when the development project meets certain defined criteria for deferment. At that time such development costs from that point forward are deferred to the extent that their recovery can be reasonably assured.
                          Amortization of such deferred development costs commences with the commercial production or use of the product or processes by reference to the sale or use of the product or process. Costs are offset by government and non-government direct funding.
                          Refundable investment tax credits, calculated on SR&ED expenditures, are based on the Company being a Canadian controlled private corporation,
                          ('CCPC'). Such credits are offset against the expenditures.

MEASUREMENT
UNCERTAINTY               The preparation of financial statements in
                          conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets, including accounts receivables, refundable investment tax credits, liabilities and the reported amount of revenue and expenses during the year. Actual results could differ from the estimates used in the preparation of the financial statements.

--------------------------------------------------------------------------------
                                                   ROMPUS CD-ROM PRODUCTION LTD.
                                                   NOTES TO FINANCIAL STATEMENTS
                                                                     (UNAUDITED)
MAY 31, 1999
--------------------------------------------------------------------------------

1.  REFUNDABLE INVESTMENT TAX CREDITS

    As a result of being a Canadian controlled private corporation, ('CCPC'), the Company has estimated an entitlement of refundable investment tax credits as a result of incurring eligible scientific research and experimental development expenditures. The credit is calculated at a rate of 35% of the total of such expenditures. For the year ended May 31, 1999, the refundable investment tax credit is estimated at $14,032 (for the year ended May 31, 1998 - $13,748). To the extent Revenue Canada, Taxation assesses the eligibility of such scientific expenditures differently than as filed by the Company, the amount which is not recoverable by way of refundable investment tax credits will be charged against income when such a determination is made.

--------------------------------------------------------------------------------

2.  CAPITAL ASSETS

                                                           1999                           1998
                                      --------------------------------------------------------
                                                    ACCUMULATED                    Accumulated
                                         COST      AMORTIZATION          Cost     Amortization
                                      --------------------------------------------------------
    Office furniture and equipment    $ 1,827           $   931       $ 1,827          $   707
    Computer hardware                  22,984            15,026        22,128           11,799
    Computer software                   2,467             2,327         2,187            1,315
                                      --------------------------------------------------------
                                      $27,278           $18,284       $26,142          $13,821
                                      --------------------------------------------------------
                                      --------------------------------------------------------
    Net book value                                      $ 8,994                        $12,321
                                                   -------------------------------------------
                                                   -------------------------------------------

    Amortization claimed during the year amounted to $4,463 (1998-$5,277).

--------------------------------------------------------------------------------

3.  DUE TO RELATED PARTIES

                                                   1999            1998
                                               ------------------------
    Phillip Butterfield                        $  8,291        $  7,485
    Jeff Popham (director)                        5,562           1,193
    Cascadian Pacific Holdings Ltd.            $243,824         237,324
                                               ------------------------
                                               $257,677        $246,002
                                               ------------------------
                                               ------------------------

    Jeff Popham, a director of the Company, owns 100% of Cascadian Pacific Holdings Ltd. Such advances are unsecured, have no fixed terms of repayment, and have not attracted interest.

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
                                                   ROMPUS CD-ROM PRODUCTION LTD.
                                                   NOTES TO FINANCIAL STATEMENTS
                                                                     (UNAUDITED)
MAY 31, 1999
--------------------------------------------------------------------------------

4.  SHARE CAPITAL

    Authorized

    100,000  Common shares without par value

                                                             1999           1998
                                                        -------------------------
    Issued
             100  Common shares (1998 100 Class A)      $     100      $     100
                                                        -------------------------
                                                        -------------------------

    The authorized share capital was changed March 26, 1999 when the Class A Common shares were renamed and increased from 10,000 to 100,000,000 Common shares. The Class B and C Common shares were cancelled as were all the preferred shares. On March 26, 1999, the 100 Class A Common share certificates were cancelled and 100 new Common shares issued.

--------------------------------------------------------------------------------

5.  UNCERTAINTY DUE TO YEAR 2000 ISSUE

    The Year 2000 Issue arises because many computerized systems use two digits rather than four to identify a year. Date-sensitive systems may recognize the year 2000 as 1900 or some other date, resulting in errors when information using year 2000 dates is processed. In addition, similar problems may arise in some systems which use certain dates in 1999 to represent something other than a date. The effects of the Year 2000 issue may be experienced before, on or after January 1, 2000, and, if not addressed, the impact on operations and financial reporting may range from minor errors to significant systems failure which could affect an entity's ability to conduct normal business operations. It is not possible to be certain that all aspects of the Year 2000 issue affecting the entity, including those related to the efforts of the customers, suppliers, or other third parties, will be fully resolved.

--------------------------------------------------------------------------------

6.  SUBSEQUENT EVENTS

    After May 31, 1999, the Company has focused on its newly developed "ID-ROM" which is a form of a business card. It is an actual CD-ROM which is cut in the shape and size of a conventional business card. The "ID-ROM" has received extensive interest from various sources, both domestically and abroad. As a result, the Company has opened a sales office in Toronto and has entered into various distributor and financing agreements.

    The Company is in the process of raising venture capital to support the "ID-ROM" initiative.

    The Company is in the process of filing patent and trademark applications in Canada, U.S.A., and Japan for its "ID-ROM".

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
                                                   ROMPUS CD-ROM PRODUCTION LTD.
                                                   NOTES TO FINANCIAL STATEMENTS
                                                                     (UNAUDITED)
MAY 31, 1999
--------------------------------------------------------------------------------

7.   INCOME TAXES

     The Company has, for income tax purposes, non-capital losses of $150,775 and deferred research and development expenditures of $88,695 to carry forward to reduce taxable income and income taxes in future years. The future possible benefits of these losses and deductions have not been recorded in the accounts of the Company due to the uncertainty of such benefits being realized. Non-capital losses expire as follows:

                      AMOUNT                      EXPIRY DATE
                      ------                      -----------
                     $  2,316                         2003
                       70,637                         2004
                       77,822                         2006
                     --------
                     $150,775
                     --------
                     --------

--------------------------------------------------------------------------------

8.   COMPARATIVE FIGURES

     The Company's regular fiscal year ends on August 31. These financial statements have been prepared for the year ended May 31, 1999, with comparative figures for the year ended May 31, 1998. Since there were no financial statements prepared at May 31, 1997, there are no comparative figures in the Statement of Changes in Financial Position.

--------------------------------------------------------------------------------
                                                   ROMPUS CD-ROM PRODUCTION LTD.
                                                SCHEDULE 1 - SALES AND MARKETING
                                                                     (UNAUDITED)

FOR THE YEAR ENDED MAY 31                                  1999             1998
--------------------------------------------------------------------------------
Advertising                                           $     483        $     652
Dues and fees                                               150              225
Entertainment                                             1,050              754
Equipment rental                                            158              851
Mailing and materials                                       157              267
Printing and promotional                                  3,903            5,633
Subcontractor fees                                        7,347           39,454
Trade shows and travel                                    3,384              582
                                                      --------------------------

                                                      $  16,632        $  48,418
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                         SCHEDULE 2 - GENERAL AND ADMINISTRATIVE
                                                                     (UNAUDITED)

FOR THE YEAR ENDED MAY 31                                  1999             1998
--------------------------------------------------------------------------------
Accounting and legal                                  $  24,243        $   7,624
Administrative salary                                    20,890            9,501
Amortization                                              4,463            5,277
Automotive                                                2,229            2,207
Bad debts                                                 2,000              240
Bank charges and interest                                 2,942            2,056
Office supplies                                           4,918            5,319
Postage and courier                                         884              354
Rent                                                          -              200
Telephone and fax                                         4,985            2,040
Utilities                                                   320              318
Management salary                                        10,800                -
                                                      --------------------------

                                                      $  78,674        $  35,136
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                   SCHEDULE 3 - CURRENT RESEARCH AND DEVELOPMENT
                                                                     (UNAUDITED)

FOR THE YEAR ENDED MAY 31                                  1999             1998
--------------------------------------------------------------------------------
Salary                                                $  18,000        $  29,500
Subcontractor fees                                       13,166            6,140
                                                      --------------------------
                                                         31,166           35,640

Less: Investment tax credit recoveries on current
  expenditures                                           14,032           17,507
                                                      --------------------------

                                                      $  17,134        $  18,133
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       AUTO METREKS, INC. AND SUBSIDIARIES
                              FINANCIAL STATEMENTS
                           DECEMBER 31, 1998 AND 1997

                             BARRY I. HECHTMAN, P.A.
                           CERTIFIED PUBLIC ACCOUNTANT

                                    MEMBER OF
                              FLORIDA AND AMERICAN
                                INSTITUTE OF CPAS


8100 SW 81 DRIVE                                       TELEPHONE: (305) 270-0014
SUITE 210                                                    FAX: (305) 598-3695
MIAMI FLORIDA, 33143-6603                               EMAIL: bihcpa123@aol.com


     June 16, 1999

     To the Board of Directors of
     Auto Metreks, Inc. and subsidiaries
     d/b/a Manhatten Financial Services

     We have audited the accompanying balance sheets of Auto Metreks, Inc. and subsidiaries as of December 31, 1998 and 1997 and the related statements of income, stockholders' equity and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

     We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance whether the financial statements are free from material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Auto Metreks, Inc. and subsidiaries as of December 31, 1998 and 1997, and the results of its operations and its cash flows for the years then ended in conformity with generally accepted accounting principles.

     /s/ B. I. Hechtman, P.A.
     ------------------------
     Barry I Hechtman, P.A.

                       AUTO METREKS, INC. AND SUBSIDIARIES
                                 BALANCE SHEETS
                           DECEMBER 31, 1998 AND 1997


                                                       1998            1997
                                                  ------------     ------------
                                     ASSETS

     CURRENT ASSETS
       Cash in Bank                                   $134,090         $142,490
       Loans to Shareholders                               315                0
                                                  ------------     ------------
           TOTAL CURRENT ASSETS                       $134,405         $142,490

     TOTAL PROPERTY AND EQUIPMENT AT COST              446,170          445,323
         LESS:
         Accumulated Depreciation                     (183,180)         (93,946)
                                                  ------------     ------------
         NET PROPERTY AND EQUIPMENT                    262,990          351,377
                                                  ------------     ------------
     TOTAL ASSETS                                     $397,395         $493,867
                                                  ------------     ------------
                                                  ------------     ------------


                 See accompanying notes and accountants' report
                             Barry I Hechtman, P.A.

                       AUTO METREKS, INC. AND SUBSIDIARIES
                                 BALANCE SHEETS
                           DECEMBER 31, 1998 AND 1997


                                                       1998            1997
                                                  ------------     ------------

                                 LIABILITIES AND
                              STOCKHOLDERS' EQUITY

     LIABILITIES:

     CURRENT LIABILITIES:
       Accounts Payable                                 $6,442          $13,220
       Notes Payable                                    74,198           62,995
                                                  ------------     ------------
           TOTAL CURRENT LIABILITIES                   $80,640          $76,215

     LONG TERM DEBT:
       Loans Payable Shareholders                            0            1,205
       Notes Payable                                   235,536          292,990
                                                  ------------     ------------
           TOTAL LONG-TERM DEBT                        235,536          294,195
                                                  ------------     ------------
           TOTAL LIABILITIES                          $316,176         $370,410

     STOCKHOLDERS' EQUITY
       Preferred Stock, $.0001 par
         value, 20,000,000 authorized;
         no shares outstanding                               0                0

       Common stock, $.0001 par value
         80,000,000 authorized;
         18,021,064 issued and
         outstanding                                     1,802            1,802

       Additional Paid-In Capital                      509,117          509,117

       Beg. Retained Earnings                         (387,462)               0
       Y-T-D Net Loss                                  (42,238)        (387,462)
                                                  ------------     ------------
       Accumulated Deficit                            (429,700)        (387,462)
                                                  ------------     ------------
           TOTAL STOCKHOLDERS' EQUITY                   81,219          123,457
                                                  ------------     ------------
     TOTAL LIABILITIES AND
       STOCKHOLDERS' EQUITY                           $397,395         $493,867
                                                  ------------     ------------
                                                  ------------     ------------


                 See accompanying notes and accountants' report
                             Barry I Hechtman, P.A.

                       AUTO METREKS, INC. AND SUBSIDIARIES
                              STATEMENTS OF INCOME
                   FOR THE YEARS ENDED DECEMBER 31, 1998 AND 1997


                                        1998               1997
                                    ------------       ------------
       INCOME                            436,738            123,487

       COST OF SALES                     241,675            102,913
                                    ------------       ------------
       GROSS PROFIT                      195,063             20,574

       OPERATING EXPENSES                100,166            284,254

       DEPRECIATION                       89,234             93,946

       INTEREST                           47,901             29,836
                                    ------------       ------------
       NET LOSS BEFORE TAXES             (42,238)          (387,462)

       PROVISION FOR INCOME TAXES              0                  0
                                    ------------       ------------
           NET LOSS                     ($42,238)         ($387,462)
                                    ------------       ------------
                                    ------------       ------------


                 See accompanying notes and accountants' report
                             Barry I Hechtman, P.A.

     AUTO METREKS, INC. AND SUBSIDIARIES
     NOTES TO THE FINANCIAL STATEMENTS
     DECEMBER 31, 1998

     NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING PRINCIPLES

     This summary of significant accounting policies of Auto Metreks, Inc. and subsidiaries, (the Company), is presented to assist in understanding the Company's financial statements. The financial statements and notes are representations of the Company's management, who is responsible for their integrity and objectivity. These accounting policies conform to generally accepted accounting principles and have been consistently applied in the preparation of the financial statements.

     COMPANY'S ACTIVITIES AND OPERATING CYCLE

     Auto Metreks, Inc. and subsidiaries (the "Company") is engaged in the selling, leasing and servicing state-of-the-art Automatic Teller Machines which access numerous banking institutions as well as several electronic transfer networks which accept ATM and credit cards.

     ORGANIZATION

     On January 20, 1997, Manhattan Financial Services, Inc. ("Manhattan), a Florida corporation, was acquired by Auto Metreks, Inc. ("Auto Metreks") Pursuant to the terms of the Acquisition, Auto Metreks which had 29,280 shares of its common stock previously outstanding, exchanged with the shareholders of Manhattan an aggregate of 12,000,000 shares of previously unissued Auto Metreks stock for all the outstanding shares of Manhattan's outstanding common stock.

     Since the Acquisition resulted in voting control by the stockholder of Manhattan, the Acquisition was treated as a recapitalization of Auto Metreks and the sale of 29,280 shares of previously issued Auto Metreks common stock for the net assets of Auto Metreks ($-0-).

     BASIS OF ACCOUNTING

     The accompanying financial statements have been prepared on the accrual method of accounting; depreciation was calculated under the Federal Income Tax method.

     CASH AND CASH EQUIVALENTS

     The Company considers cash and all highly liquid investments purchased with an original or remaining maturity of less than three months at the date of purchase to be cash equivalents.

     FAIR VALUE OF FINANCIAL INSTRUMENTS

     Carrying amounts of certain of the Company's financial instruments including cash and cash equivalents, accounts receivable, notes receivable, and accrued liabilities approximate fair value because of their short maturities.

     PROPERTY AND EQUIPMENT

     Furniture, Fixtures and Equipment are recorded at cost. Depreciation is calculated using the straight-line and accelerated methods. Expenditures for major renewals and improvements that extend the useful lives of the property are capitalized. Expenditures for maintenance and repairs are charged to expense as incurred.

     CONCENTRATIONS

     Cash and cash equivalents are, for the most part, maintained with several major financial institutions in the United States. Deposits held with banks may exceed the amount of insurance provided on such deposits. Generally these deposits may be redeemed upon demand and therefore bear minimal risk.

     USE OF ESTIMATES

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the accounting period. Actual results could differ from these estimates.

     INCOME TAXES

     The Company accounts for income taxes pursuant to Statement of Financial Accounting Standard No. 109, "Accounting for Income Taxes," which uses the liability method to calculate deferred income taxes. The realization of deferred tax assets is based upon historical tax positions and expectations about future taxable income.

     SEGMENT INFORMATION

     Statement of Financial Accounting Standards (SFAS) No. 131, "Disclosures about Segments of an Enterprises and Related Information", supersedes SFAS No. 14, "Financial Reporting for Segments of a Business Enterprise." SFAS 131 establishes standards for the way that public companies report information about operating segments in annual financial statements and requires reporting of selected information about operating segments in interim financial statements issued to the public. It also establishes standards for disclosures regarding products and services, geographic areas and major customers. SFAS 131 defines operating segments as components of a company about which separate financial information is available that is evaluated regularly by the chief operating decision maker in deciding how to allocate resources and in assessing performance. The Company adopted SFAS No. 131 during 1998. The Company currently operates in one segment, the selling, leasing and servicing state-of-the-art Automatic Teller Machines.

     FUTURE ACCOUNTING PRONOUNCEMENTS

     In June 1998, the Financial Accounting Standard Board issued SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities. SFAS No. 133 requires companies to recognize all derivatives contacts as either assets or liabilities in the balance sheet and to measure them as fair value. If certain conditions are met, a derivative may be specifically designated as a hedge, the objective of which is to match the timing of gain or loss recognition on the hedging derivative with the recognition of (i) the changes in the fair value of the hedged assets or liability that are attributable to the hedged risk or (ii) the earnings effect of the hedged forecasted transaction. For a derivative not designated as a hedging instrument, the gain or loss is recognized in income in the period of change. SFAS No. 133 is effective for all fiscal quarters of fiscal years beginning after June 15, 1999.

     Historically, the Company has not entered into derivatives contracts either to hedge existing risks or for speculative purposes. Accordingly, the Company does not expect adoption of the new standard on July 1, 1999 to affect its financial statements

     NOTE 2 - NOTES PAYABLE


                                                1998              1997
     Capital Leases (see Note 6)               $181,093         $227,344

     Note Payable to Broward Vending, Inc.,
     (a related party),secured by equipment.
     Monthly payments of $3,263, final
     payment Jan. 4, 2002 (see Note 7)          128,641          128,641
     Less current portion                      ( 74,198)        ( 62,995)
                                             -----------      -----------
                                               $235,536         $292,990
                                             -----------      -----------
                                             -----------      -----------


     NOTE 3 - COMMON STOCK

     Common stock is $0.0001 par value. There are 80,000,000 shares authorized and 18,028,280 issued and outstanding as of December 31, 1998.

     Preferred stock is $0.0001 par value. There are 20,000,000 shares authorized and -0- shares issued and outstanding as of December 31, 1998.

     NOTE 4 - INCOME TAXES

     At December 31, 1998, the Company had Federal net operating loss carryforwards of approximately $426,018 that expire through 2018. For financial reporting purposes, a valuation allowance of $160,311 has been recognized to offset the net deferred tax assets related to these carryforwards and other deferred tax assets since realization of any portion of the Company's deferred tax asset is not considered to be more likely than not.

     Deferred income taxes reflect the net effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company's deferred tax liabilities and assets are as follows:


                                                    1998          1997
     Deferred tax assets:
       Net operating loss carryforwards            $8,659      $151,652
                                                 --------    ----------
     Total deferred tax assets                      8,659       151,652
     Valuation allowance for deferred tax assets  ( 8,659)     (151,652)
                                                 --------    ----------
                                                        0             0
                                                 --------    ----------
                                                 --------    ----------


     NOTE 5 - RELATED PARTY TRANSACTIONS

     The Company owes a related company for the purchase of ATM machines (see
     Note 2) under a note payable. The Company also sub-leases office space from the same related company. Total payments under the office lease were $16,647 and $18,656 during 1997 and 1998 respectively.

     NOTE 6 - CAPITAL LEASES

     The Company acquired various ATM equipment under the provisions of several long term leases. The lease agreements provide for minimum annual lease payments as follows:


     1999                                  $ 94,152
     2000                                    94,152
     2001                                    56,183
                                          ---------
                                            244,487
     Less amount representing interest      (63,394)
                                          ---------
     Present value of net minimum
       capital lease payments               181,093
                                          ---------
                                          ---------


     NOTE 7 - SUBSEQUENT EVENTS

     CHANGE OF OWNERSHIP

     In April, 1999, the majority shareholders ("Nolte(s)") of the Company sold all their shares to an unrelated party. Pursuant to the sale, the Nolte(s) resigned as officers of the Company and new officers were elected.

     SALE OF ASSETS AND SUBSIDIARY

     On April 1, 1999, 1999 the Company sold its wholly owned subsidiary, Manhattan Financial Services, Inc. and certain assets to the Nolte(s) in exchange for release of primary responsibility on leases and, obligations arising from loans, advances, and services rendered by the Nolte(s) or by the related company owned by them (see Note 2). Specific details of the agreement are as follows:

     The assets sold included (1) all rights, title and interest in and to all ATMs including those leased by the Company, (2) all cash in Company's possession except a Certificate of Deposit("CD") in the principle amount of $60,000 and, (3) all rights, title and interest in the outstanding stock of Manhattan Financial Services, Inc. The CD is to remain in the Company's possession until such time that the proceeds from the CD will be sufficient to satisfy a lease (Genesee) which is secured by the CD. Any proceeds not needed to satisfy said lease shall inure to the benefit of the Company.

     The Nolte(s) agree to keep all payments and obligations current on the Company's leases of ATMs. The Nolte(s) further agree to use their best efforts to obtain the release of the Company from all obligations under such leases except the obligation to use the CD proceeds on the Genesee lease.

     The Company released the Nolte(s) and Manhattan from all obligations and liabilities except those specifically created in the agreement.

     The sale agreement provided for the release liability of the note payable to Broward Vending, Inc., a company owned by the Nolte(s) see NOTE 2.

     Finally, the Nolte(s) and Manhattan agreed to release the Company from all obligations and liabilities to them of whatsoever nature, including those arising from loans, advances, services rendered, employment contracts or service contracts, except for the obligation of the Company to make the CD proceeds available for payment on the Genesee lease.

     STOCK SPLIT

     On April 6, 1999 the Company decreased the outstanding stock of the Company in a reverse stock split so that each 30 shares of common stock outstanding at the above date became 1 share of common stock outstanding at the close of business on April 6, 1999. One full share was issued to holders of shares in lieu of any fractional shares created by the above split. The authorized number of shares remained unchanged after the split.

     PURCHASE OF LICENSE

     On April 6, 1999 the Company accepted the offer from MLI Group, Inc. ("MLIG") to grant the Company a non-exclusive license ("License") to sell and distribute MLIG's proprietary interactive/intelligent system for hearing testing and hearing aid products and, to service the system sales made by the Company in exchange for 6,000,000 shares of the Company's common stock and a royalty of 20% of the sales proceeds. The 6,000,000 were issued as "restricted securities" as defined under the Securities Act of 1933. These issuances were valued at $60,000 which equals management's estimate of the fair market value at the date of issuance.

     COMPENSATION TO OFFICERS

     On April 6, 1999 the Company issued 3,000,000 shares of "restricted securities" to officers of the Company for services rendered. These issuances were valued at $30,000 which equals management's estimate of the fair market value of the services provided. This will be reflected by the Company as compensation to officer during the year ended December 31, 1999.

     CHANGE OF NAME

     On April 6, 1999 the Company changed it's name from Auto Metreks, Inc. to Online Hearing Dot Com Co.

     STOCK OFFERING

     On April 6, 1999 the Board of Directors authorized a placement of 7,000,000 shares of common stock at $0.01 per share pursuant to Rule 504 of Reg D.

     NOTE 8 - YEAR 2000 (UNAUDITED)

     Like other companies, the Company could be adversely affected if the computer systems the Company, our suppliers or customers use do not properly process and calculate date-related information and data from the period surrounding and including January 1, 2000. This is commonly known as the "Year 2000" issue. Additionally, this issue could impact non-computer systems and devices. At this time, because of the complexities involved in the issue, management cannot provide assurances that the Year 2000 issue will not have an impact on the Company's operations.

                       AUTO METREKS, INC. AND SUBSIDIARIES
                              FINANCIAL STATEMENTS
                                 MARCH 31, 1999

                             BARRY I. HECHTMAN, P.A.
                          CERTIFIED PUBLIC ACCOUNTANTS

                                   MEMBER OF
                             FLORIDA AND AMERICAN
                               INSTITUTE OF CPAs

8100 SW 81 DRIVE                                       TELEPHONE: (305) 270-0014
SUITE 210                                                    FAX: (305) 598-3695
MIAMI FLORIDA, 33143-6603                               EMAIL: bihcpa123@aol.com


     July 28, 1999

     To the Board of Directors of
     Auto Metreks, Inc. and subsidiaries

     We have reviewed the accompanying balance sheet of Auto Metreks, Inc. and subsidiaries as of March 31, 1999, and the related statements of income and stockholders' equity and cash flows for the three months then ended, in accordance with Statements on Standards for Accounting and Review Services issued by the American Institute of Certified Public Accountants. All information included in these financial statements is the representation of management of Auto Metreks, Inc. and subsidiaries.

     A review consists principally of inquiries of Company personnel and analytical procedures applied to financial data. It is substantially less in scope than an audit in accordance with generally accepted auditing standards, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

     Based on our review, we are not aware of any material modifications that should be made to the March 31, 1999 financial statements in order for them to be in conformity with generally accepted accounting principles.

     The accompanying March 31, 1998 statement of income of Auto Metreks, Inc. and subsidiaries were compiled by us in accordance with Statements on Standards for Accounting and Review Services issued by the American Institute of Certified Public Accountants. A compilation is limited to presenting in the form of financial statements information that is the representation of management. We have not audited or reviewed the March 31, 1998 statement of income and, accordingly, do not express an opinion or any other form of assurance on it.

     /s/ B I Hechtman, P.A.
     --------------------------
     Barry I Hechtman, P.A.

                       AUTO METREKS, INC. AND SUBSIDIARIES
                                 BALANCE SHEETS
                                 MARCH 31, 1999

                                     ASSETS


     CURRENT ASSETS
       Cash in Bank                                   $134,400
       Loans to Shareholders                               315
                                                  ------------
           TOTAL CURRENT ASSETS                                        $134,715

     PROPERTY AND EQUIPMENT AT COST                    446,560
         LESS:
         Accumulated Depreciation                     (205,489)
                                                  ------------
         NET PROPERTY AND EQUIPMENT                                     241,071
                                                                   ------------
     TOTAL ASSETS                                                      $375,786
                                                                   ------------
                                                                   ------------



              See accompanying notes and accountants' report
                             Barry I Hechtman, P.A.

                       AUTO METREKS, INC. AND SUBSIDIARIES
                                 BALANCE SHEETS
                                 MARCH 31, 1999

                                 LIABILITIES AND
                              STOCKHOLDERS' EQUITY


     LIABILITIES:
     CURRENT LIABILITIES:
       Accounts Payable                        12,339
       Notes Payable                           76,742
                                         ------------
           TOTAL CURRENT LIABILITIES                           $89,081

     LONG TERM DEBT:
       Notes Payable                          207,785
                                         ------------
           TOTAL LONG-TERM DEBT                                207,785
                                                          ------------
           TOTAL LIABILITIES                                                   $296,866

     STOCKHOLDERS' EQUITY

       Preferred Stock, $.0001 par
         value, 20,000,000 authorized;
         no shares outstanding                                       0

       Common stock, $.0001 par value
         80,000,000 authorized;
         18,021,064 issued and
         outstanding                                             1,802

       Additional Paid-In Capital                              509,117

       Beg. Retained Earnings                (429,700)
       Y-T-D Net Loss                          (2,299)
                                         ------------
       Accumulated Deficit                                    (431,999)
                                                          ------------
           TOTAL STOCKHOLDERS' EQUITY                                            78,920
                                                                           ------------
     TOTAL LIABILITIES AND
       STOCKHOLDERS' EQUITY                                                    $375,786
                                                                           ------------
                                                                           ------------


                 See accompanying notes and accountants' report
                             Barry I Hechtman, P.A.

                       AUTO METREKS, INC. AND SUBSIDIARIES
                         COMPARATIVE STATEMENT OF INCOME
          THREE MONTHS ENDED MARCH 31, 1999 (REVIEWED) AND 1998 (COMPILED)


                                          1999               1998
       INCOME                            115,159            121,011

       COST OF SALES                      61,299             51,744
                                    ------------       ------------
       GROSS PROFIT                       53,860             69,267
                                    ------------       ------------
       OPERATING EXPENSES                 24,917             37,531
       DEPRECIATION                       22,309             22,309
       INTEREST                            8,933             12,876
                                    ------------       ------------
       NET INCOME BEFORE TAXES            (2,299)            (3,449)

       PROVISION FOR INCOME TAXES              0                  0
                                    ------------       ------------
           NET LOSS                      ($2,299)           ($3,449)
                                    ------------       ------------
                                    ------------       ------------


                 See accompanying notes and accountants' report
                             Barry I Hechtman, P.A.

     AUTO METREKS, INC. AND SUBSIDIARIES
     NOTES TO THE FINANCIAL STATEMENTS
     MARCH 31, 1999

     NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING PRINCIPLES

     This summary of significant accounting policies of Auto Metreks, Inc. and subsidiaries, (the Company), is presented to assist in understanding the Company's financial statements. The financial statements and notes are representations of the Company's management, who is responsible for their integrity and objectivity. These accounting policies conform to generally accepted accounting principles and have been consistently applied in the preparation of the financial statements.

     COMPANY'S ACTIVITIES AND OPERATING CYCLE

     Auto Metreks, Inc. and subsidiaries (the "Company") is engaged in the selling, leasing and servicing state-of-the-art Automatic Teller Machines which access numerous banking institutions as well as several electronic transfer networks which accept ATM and credit cards.

     ORGANIZATION

     On January 20, 1997, Manhattan Financial Services, Inc. ("Manhattan), a Florida corporation, was acquired by Auto Metreks, Inc. ("Auto Metreks") Pursuant to the terms of the Acquisition, Auto Metreks which had 29,280 shares of its common stock previously outstanding, exchanged with the shareholders of Manhattan an aggregate of 12,000,000 shares of previously unissued Auto Metreks stock for all the outstanding shares of Manhattan's outstanding common stock.

     Since the Acquisition resulted in voting control by the stockholder of Manhattan, the Acquisition was treated as a recapitalization of Auto Metreks and the sale of 29,280 shares of previously issued Auto Metreks common stock for the net assets of Auto Metreks ($-0-).

     BASIS OF ACCOUNTING

     The accompanying financial statements have been prepared on the accrual method of accounting.

     CASH AND CASH EQUIVALENTS

     The Company considers cash and all highly liquid investments purchased with an original or remaining maturity of less than three months at the date of purchase to be cash equivalents.

     FAIR VALUE OF FINANCIAL INSTRUMENTS

     Carrying amounts of certain of the Company's financial instruments including cash and cash equivalents, accounts receivable, notes receivable, and accrued liabilities approximate fair value because of their short maturities.

     PROPERTY AND EQUIPMENT

     Furniture, Fixtures and Equipment are recorded at cost. Depreciation is calculated using the straight-line and accelerated methods. Expenditures for major renewals and improvements that extend the useful lives of the property are capitalized. Expenditures for maintenance and repairs are charged to expense as incurred.

     CONCENTRATIONS

     Cash and cash equivalents are, for the most part, maintained with several major financial institutions in the United States. Deposits held with banks may exceed the amount of insurance provided on such deposits. Generally these deposits may be redeemed upon demand and therefore bear minimal risk.

     USE OF ESTIMATES

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the accounting period. Actual results could differ from these estimates.

     INCOME TAXES

     The Company accounts for income taxes pursuant to Statement of Financial Accounting Standard No. 109, "Accounting for Income Taxes," which uses the liability method to calculate deferred income taxes. The realization of deferred tax assets is based upon historical tax positions and expectations about future taxable income.

     SEGMENT INFORMATION

     Statement of Financial Accounting Standards (SFAS) No. 131, "Disclosures about Segments of an Enterprises and Related Information", supersedes SFAS No. 14, "Financial Reporting for Segments of a Business Enterprise." SFAS 131 establishes standards for the way that public companies report information about operating segments in annual financial statements and requires reporting of selected information about operating segments in interim financial statements issued to the public. It also establishes standards for disclosures regarding products and services, geographic areas and major customers. SFAS 131 defines operating segments as components of a company about which separate financial information is available that is evaluated regularly by the chief operating decision maker in deciding how to allocate resources and in assessing performance. The Company adopted SFAS No. 131 during 1998. The Company currently operates in one segment, the selling, leasing and servicing state-of-the-art Automatic Teller Machines.

     FUTURE ACCOUNTING PRONOUNCEMENTS

     In June 1998, the Financial Accounting Standard Board issued SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities. SFAS No. 133 requires companies to recognize all derivatives contacts as either assets or liabilities in the balance sheet and to measure them as fair value. If certain conditions are met, a derivative may be specifically designated as a hedge, the objective of which is to match the timing of gain or loss recognition on the hedging derivative with the recognition of (i) the changes in the fair value of the hedged assets or liability that are attributable to the hedged risk or (ii) the earnings effect of the hedged forecasted transaction. For a derivative not designated as a hedging instrument, the gain or loss is recognized in income in the period of change. SFAS No. 133 is effective for all fiscal quarters of fiscal years beginning after June 15, 1999.

     Historically, the Company has not entered into derivatives contracts either to hedge existing risks or for speculative purposes. Accordingly, the Company does not expect adoption of the new standard on July 1, 1999 to affect its financial statements

     NOTE 2 - NOTES PAYABLE


     Capital Leases (see Note 6)               $170,927

     Note Payable to Broward Vending, Inc.,
     (a related party),secured by equipment.
     Monthly payments of $3,263, final
     payment Jan. 4, 2002 (see Note 7)          113,600

     Less current portion                       (76,742)
                                             -----------
                                               $207,785
                                             -----------
                                             -----------


     NOTE 3 - COMMON STOCK

     Common stock is $0.0001 par value. There are 80,000,000 shares authorized and 18,021,064 issued and outstanding as of March 31, 1999.

     Preferred stock is $0.0001 par value. There are 20,000,000 shares authorized and -0- shares issued and outstanding as of March 31, 1999.

     NOTE 4 - INCOME TAXES

     At March 31, 1999, the Company had Federal net operating loss carryforwards of approximately $426,018 that expire through 2013. For financial reporting purposes, a valuation allowance of $160,311 has been recognized to offset the net deferred tax assets related to these carryforwards and other deferred tax assets since realization of any portion of the Company's deferred tax asset is not considered to be more likely than not.

     Deferred income taxes reflect the net effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company's deferred tax liabilities and assets are as follows:


     Deferred tax assets:
       Net operating loss carryforwards              345
                                                 --------
     Total deferred tax assets                       345
     Valuation allowance for deferred tax assets    (345)
                                                 --------
                                                       0
                                                 --------
                                                 --------


     NOTE 5 - RELATED PARTY TRANSACTIONS

     The Company owes a related company for the purchase of ATM machines (see
     Note 2) under a note payable. The Company also sub-leases office space from the same related company. Total payments under the office lease were $16,647 and $18,656 during 1997 and 1998 respectively.

     NOTE 6 - CAPITAL LEASES

     The Company acquired various ATM equipment under the provisions of several long term leases. The lease agreements provide for minimum annual lease payments as follows:


     1999                                  $ 75,053
     2000                                    94,152
     2001                                    56,183
                                          ----------
                                            225,388
     Less amount representing interest      (55,793)
                                          ----------
     Present value of net minimum
       capital lease payments               169,595
                                          ----------
                                          ----------


     NOTE 7 - SUBSEQUENT EVENTS

     CHANGE OF OWNERSHIP

     In April, 1999, the majority shareholders ("Nolte(s)") of the Company sold all their shares to an unrelated party. Pursuant to the sale, the Nolte(s) resigned as officers of the Company and new officers were elected.

     SALE OF ASSETS AND SUBSIDIARY

     On April 1, 1999, the Company sold its wholly owned subsidiary, Manhattan Financial Services, Inc. and certain assets to the Nolte(s) in exchange for release of primary responsibility on leases and, obligations arising from loans, advances, and services rendered by the Nolte(s) or by the related company owned by them (see Note 2). Specific details of the agreement are as follows:

     The assets sold included (1) all rights, title and interest in and to all ATMs including those leased by the Company, (2) all cash in Company's possession except a Certificate of Deposit("CD") in the principle amount of $60,000 and, (3) all rights, title and interest in the outstanding stock of Manhattan Financial Services, Inc. The CD is to remain in the Company's possession until such time that the proceeds from the CD will be sufficient to satisfy a lease (Genesee) which is secured by the CD. On June 24, 1999 the proceeds from the CD and additional funds from Manhattan totaling $73,090 were used to satisfy the Genesee lease.

     The Nolte(s) agree to keep all payments and obligations current on the Company's leases of ATMs. The Nolte(s) further agree to use their best efforts to obtain the release of the Company from all obligations under such leases except the obligation to use the CD proceeds on the Genesee lease.

     The Company released the Nolte(s) and Manhattan from all obligations and liabilities except those specifically created in the agreement.

     The sale agreement provided for the release liability of the note payable to Broward Vending, Inc., a company owned by the Nolte(s) see NOTE 2.

     Finally, the Nolte(s) and Manhattan agreed to release the Company from all obligations and liabilities to them of whatsoever nature, including those arising from loans, advances, services rendered, employment contracts or service contracts, except for the obligation of the Company to make the CD proceeds available for payment on the Genesee lease.

     STOCK SPLIT

     On April 6, 1999 the Company decreased the outstanding stock of the Company in a reverse stock split so that each 30 shares of common stock outstanding at the above date became 1 share of common stock outstanding at the close of business on April 6, 1999. One full share was issued to holders of shares in lieu of any fractional shares created by the above split. The authorized number of shares remained unchanged after the split.

     PURCHASE OF LICENSE

     On April 6, 1999 the Company accepted the offer from MLI Group, Inc. ("MLIG") to grant the Company a non-exclusive license ("License") to sell and distribute MLIG's proprietary interactive/intelligent system for hearing testing and hearing aid products and, to service the system sales made by the Company in exchange for 6,000,000 shares of the Company's common stock and a royalty of 20% of the sales proceeds. The 6,000,000 were issued as "restricted securities" as defined under the Securities Act of 1933. These issuances were valued at $60,000 which equals management's estimate of the fair market value at the date of issuance.

     COMPENSATION TO OFFICERS

     On April 6, 1999 the Company issued 3,000,000 shares of "restricted securities" to officers of the Company for services rendered. These issuances were valued at $30,000 which equals management's estimate of the fair market value of the services provided. This will be reflected by the Company as compensation to officer during the year ended December 31, 1999.

     CHANGE OF NAME

     On April 6, 1999 the Company changed it's name from Auto Metreks, Inc. to Online Hearing Dot Com Co.

     STOCK OFFERING

     On April 6, 1999 the Board of Directors authorized a placement of 7,000,000 shares of common stock at $0.01 per share pursuant to Rule 504 of Reg. D.

     NOTE 8 - YEAR 2000 (UNAUDITED)

     Like other companies, the Company could be adversely affected if the computer systems the Company, our suppliers or customers use do not properly process and calculate date-related information and data from the period surrounding and including January 1, 2000. This is commonly known as the "Year 2000" issue. Additionally, this issue could impact non-computer systems and devices. At this time, because of the complexities involved in the issue, management cannot provide assurances that the Year 2000 issue will not have an impact on the Company's operations.

                               Auto Metreks, Inc.
                       Statements of Stockholders' Equity
                 For the Years Ended December 31, 1998 and 1997

--------------------------------------------------------------------------------------------------------------------------------
                                              Common stock                                                            Total
                                      ---------------------------         Additional         Accumulated         stockholders'
                                          Shares          Amount         paid-in capital        deficit               equity
--------------------------------------------------------------------------------------------------------------------------------
Balance, January 1, 1997                       0              $0                  $0                 $0                    $0

Stock issued to founder               12,000,000           1,200              (1,200)                                       0

Sale of common stock
  relating to merger with
  Auto Metreks, Inc. (Note 1)             29,280               3                  (3)                                       0

Sale of common stock                   5,991,784             599             510,320                                  510,919

Net Loss 1997                                                                                  (387,462)             (387,462)
--------------------------------------------------------------------------------------------------------------------------------
Balance, December 31, 1997            18,021,064           1,802             509,117           (387,462)              123,457

Net Loss 1998                                                                                   (42,238)              (42,238)
--------------------------------------------------------------------------------------------------------------------------------
Balance, December 31, 1998            18,021,064           1,802             509,117           (429,700)               81,219
--------------------------------------------------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------------------------------------------------



                 See accompanying notes and accountants' report
                             Barry I Hechtman, P.A.

                               Auto Metreks, Inc.
                       Statements of Stockholders' Equity
                    For the Three months Ended March 31, 1999

---------------------------------------------------------------------------------------------------------------
                                      Common stock                                                 Total
                               -------------------------      Additional       Accumulated     stockholders'
                                 Shares          Amount      paid-in capital    deficit           equity
---------------------------------------------------------------------------------------------------------------
Balance, January 1, 1999       18,021,064         1,802         509,117         (429,700)          81,219

Net Loss                                                                        (2,299)            (2,299)
---------------------------------------------------------------------------------------------------------------
Balance, March 31, 1999        18,021,064         1,802         509,117         (431,999)          78,920
---------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------

             See accompanying notes and accountants' report
                             Barry I Hechtman, P.A.

                       AUTO METREKS, INC. AND SUBSIDIARIES
                             STATEMENT OF CASH FLOWS
                    FOR THE THREE MONTHS ENDED MARCH 31, 1999

Cash flows from operating activities:
  Net Income                                                                         ($2,299)
Adjustments to reconcile net income to net cash
  provided by operating activities:

  Depreciation                                                22,309
  Accounts Payable                                             5,897
                                                        --------------
  Net cash provided by operating activities                                           28,206

Cash flows from investing activities:
  Purchase of Equipment                                         (390)
                                                        --------------
  Net cash utilized by investing activities                                             (390)

Cash flows from financing activities:

  Repayment of long term obligations                         (25,207)
  Loans to shareholders                                 --------------

  Net cash utilized by financing activities                                          (25,207)
                                                                              ---------------
Net Increase in Cash                                                                      310

Cash in Bank and on Hand at January 1, 1999                                           134,090
                                                                              ---------------
Cash in Bank and on Hand at March 31, 1999                                           $134,400
                                                                              ---------------
                                                                              ---------------

                 See accompanying notes and accountants' report
                             Barry I. Hechtman, P.A.

                       AUTO METREKS, INC. AND SUBSIDIARIES
                             Statement of Cash Flows
                 For the Years Ended December 31, 1998 and 1997

                                                               1998                1997
                                                         ----------------     ---------------
Cash flows from operating activities:
  Net Loss                                                   ($42,238)              ($387,462)
Adjustments to reconcile net income to net cash
  provided by operating activities:
  Depreciation                                                 89,234                  93,946
  Accounts Payable                                             (6,779)                 13,220
                                                        ------------------- ------------------
  Net cash provided by operating activities                    82,455                 107,166

Cash flows from investing activities:
  Purchase of Equipment                                          (847)               (445,323)
                                                        ------------------- ------------------
  Net cash utilized by investing activities                      (847)               (445,323)

Cash flows from financing activities:
  Origination of long term debt                                   -                   377,802
  Repayment of long term obligations                          (46,251)                (21,816)
  Issuance of common stock                                       -                    510,919
  Shareholder loans originated (repaid)                        (1,520)                  1,205
                                                        ------------------- ------------------
  Net cash utilized by financing activities                   (47,771)                868,110
                                                        ------------------- ------------------
Net Decrease in Cash                                           (8,401)                142,491

Cash in Bank and on Hand at January 1                         142,491                    -
                                                        ------------------- ------------------
Cash in Bank and on Hand at December 31                      $134,090                $142,491
                                                        ------------------- ------------------
                                                        ------------------- ------------------

             See accompanying notes and accountants' report
                             Barry I. Hechtman, P.A.

ROMPUS INTERACTIVE, INC. AND SUBSIDIARY
PROFORMA BALANCE SHEET
MAY 31, 1999 (UNAUDITED)

                                                        Historical (May 31, 1999)                                   Proforma
                                             ----------------------------------------------------------      ----------------------
     ASSETS                                      Parent        Subsidiary
                                                 ------        ----------
                                                                 Online
                                              Rompus CD-ROM    Hearing Dot   Acquisition
                                             Production, LTd.   Com, Inc.    on 7/30/99    Combined       Elimination  Consolidated
                                             ----------------  -----------   -----------  ----------     ------------  ------------
                                               (Unaudited)     (Unaudited)   (Unaudited)  (Unaudited)     (Unaudited)   (Unaudited)
CURRENT ASSETS:
Cash                                             $    354      $ 142,655      $       -    $ 143,009       $      -     $ 143,009
Accounts receivable                                   896              -                         896                          896
Refundable investment tax credits                  27,780              -                      27,780                       27,780
Loans to shareholders                                   -      $     315                         315                          315
                                               -----------    -----------                 -----------                  -----------
  Total current assets                             29,030        142,970                     172,000                      172,000
                                               -----------    -----------                 -----------                  -----------

Investment in subsidiary/Goodwill                       -                       135,000      135,000        (88,820) A     46,180
Less accumulated amortization - Goodwill                                                                     (8,082)       (8,082)
                                               -----------    -----------                 -----------                  -----------
                                                        -              -                     135,000                       38,098
                                               -----------    -----------                 -----------                  -----------

Property and equipment, at cost                    12,429        446,560                     458,989                      458,989
Less accumulated depreciation                      (3,214)      (205,489)                   (208,703)                    (208,703)
                                               -----------    -----------                 -----------                  -----------
                                                    9,215        241,071                     250,286                      250,286
                                               -----------    -----------    -----------  -----------    -----------   -----------

  Total Assets                                   $ 38,245      $ 384,041      $ 135,000    $ 557,286      $ (96,902)    $ 460,384
                                               ===========    ===========    ===========  ===========    ===========   ===========

   LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT LIABILITIES:
Accounts payable                                 $ 15,509      $  10,694      $       -    $  26,203                    $  26,203
Due to related parties                            258,160              -                     258,160                      258,160
Notes payable                                           -         76,742                      76,742                       76,742
                                               -----------    -----------                 -----------                  -----------
  Total current liabilities                       273,669         87,436                     361,105                      361,105
                                               -----------    -----------                 -----------                  -----------
Notes payable, less current portion                     -        207,785                     207,785                      207,785
STOCKHOLDERS' EQUITY                                                                                                            -
  Preferred stock                                       -              -            900          900                          900
  Common stock                                        100          2,502            450        3,052         (2,502) A        550
  Additional paid in Capital                            -        578,417        133,650      712,067       (578,417) A    133,650
  Accumulated deficit                            (235,524)      (492,099)                   (727,623)       484,017  A   (243,606)
                                               -----------    -----------                 -----------                  -----------
    Total stockholders' equity                   (235,424)        88,820                     (11,604)                    (108,506)
                                               -----------    -----------                 -----------                  -----------
    Total liabilities and Stockholders' Equity   $ 38,245      $ 384,041      $ 135,000    $ 557,286      $ (96,902)    $ 460,384
                                               ===========    ===========    ===========  ===========    ===========   ===========

A See accompanying notes to (unaudited) proforma condensed consolidated financial statements.

ROMPUS INTERACTIVE, INC. AND SUBSIDIARY
PROFORMA STATEMENTS OF OPERATIONS

                                                         Parent             Subsidiary
                                                         ------             ----------

                                                       Rompus CD-ROM      Online Hearing
                                                      Production, LTd.     Dot Com, Inc.
                                                      ------------------------------------
                                                        For the nine        For the five
                                                      months ended May      months ended
                                                          31, 1999          May 31, 1999       Adjustments     Proforma
                                                      -----------------  ------------------  --------------  -------------
                                                         (Unaudited)         (Unaudited)       (Unaudited)    (Unaudited)
Revenues                                                $  42,021            $ 115,159       $     -         $  157,180

Cost of sales                                              38,462               61,299                           99,761
                                                      -------------        ------------                      ------------

Gross profit                                                3,559               53,860                           57,419
                                                      -------------        ------------                      ------------

Selling, general and administrative:
  Sales and marketing                                      15,448                    -                           15,448
  General and administrative                               64,626              116,259                          180,885
  Current research and development                          9,003                    -                            9,003
  Amortization of Goodwill                                                                     3,464 (a)          3,464
                                                      -------------        ------------                      ------------
                                                           89,077              116,259                          205,336
                                                      -------------        ------------                      ------------

Net income (loss) for the period                        $ (85,518)           $ (62,399)                      $ (147,917)
                                                      =============        ============                      ============

(a)
Goodwill at acquisition                                 $  46,180
Managements estimated useful life (years)                    10.0
                                                      -------------
Yearly amortization using straight line                     4,618
                                                             0.75
                                                      -------------

For the nine months period                              $   3,464
                                                      =============

ROMPUS INTERACTIVE, INC. AND SUBSIDIARY
PROFORMA STATEMENTS OF OPERATIONS

                                                         Parent             Subsidiary
                                                         ------             ----------

                                                       Rompus CD-ROM      Online Hearing
                                                      Production, LTd.     Dot Com, Inc.
                                                      ------------------------------------
                                                                            For the eight
                                                      Year ended August      months ended
                                                          31, 1998         August 31, 1998     Adjustments     Proforma
                                                      -----------------  ------------------  --------------  -------------
                                                           (AUDITED)         (Unaudited)       (Unaudited)    (Unaudited)
Revenues                                                $ 123,561            $ 291,159        $        -        $ 414,720

Cost of sales                                              19,634              161,117                            180,751
                                                      -------------        ------------                       ------------

Gross profit                                              103,927              130,042                            233,969
                                                      -------------        ------------                       ------------

Selling, general and administrative:
  Sales and marketing                                      33,714                    -                             33,714
  General and administrative                               43,941              158,201                            202,142
  Current research and development                         21,333                    -                             21,333
  Amortization of Goodwill                                                                         4,618 (a)        4,618
                                                      -------------        ------------                       ------------
                                                           98,988              158,201                            257,189
                                                      -------------        ------------                       ------------

Net income (loss) for the period                        $   4,939            $ (28,159)                         $ (23,220)
                                                      =============        ============                       ============

(a)
Goodwill at acquisition                                 $  46,180
Managements estimated useful life (years)                    10.0
                                                     -------------
Yearly amortization using straight line                 $   4,618
                                                     =============

ROMPUS INTERACTIVE, INC. AND SUBSIDIARY
NOTE TO PROFORMA CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)


NOTE A - The pro forma adjustments to the condensed consolidated balance sheet are as follows:

              To reflect the acquisition and allocation of the purchase price on the basis of the fair values (using net book value since no readily available fair value was determinable) of the assets acquired and liabilities assumed. The components of the purchase price and its allocation to the assets and liabilities of acquiree are as follows:

              Purchase price                                                             $ 135,000

              Assets acquired and liabilities assumed:
                           Cash                                            142,655
                           Other current asset                                 315
                           Property and equipment, net                     241,071
                           Accounts payables and accrued expenses          (10,694)
                           Loans and notes payable                        (284,527)

                                                                  -----------------

                           Fair value of assets acquired                                    88,820
                                                                                   ----------------

              Cost in excess of net assets acquired (Goodwill)                              46,180

                           Amortization of goodwill through 5/31/99                         (8,082)
                                                                                   ----------------

                           Goodwill, net                                                  $ 38,098
                                                                                   ================